Management’s
Discussion and
Analysis

For the Three and Nine Months Ended September 30, 2026 and 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of October 29, 2026 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2026 in comparison with the corresponding periods ended September 30, 2025. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2026 and consolidated financial statements and notes thereto for the year ended December 31, 2025 prepared in accordance with International Accounting Standard 34, Interim Financial Reporting available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Cautionary Statement on Forward-Looking Information” in the section below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under International Financial Reporting Standards (“IFRS”) and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Overview
Centerra’s Business

Centerra is a Canadian-based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Kemess project (the “Kemess Project”) in British Columbia, Canada, the Goldfield project (“Goldfield Project”) in Nevada, United States, as well as exploration properties in Canada, the United States of America (“USA”), and Türkiye. The Company also owns and operates a US Molybdenum Business Unit (“US Moly”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and the Thompson Creek Mine in Idaho, USA. In addition, the Company owns a separate molybdenum property, the Endako Mine (75% ownership) in British Columbia, Canada.
As at September 30, 2026, Centerra’s significant subsidiaries were as follows:

Legal Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth Facility - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Development	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at October 29, 2026, there are 193,499,721 common shares issued and outstanding, options to acquire 2,147,147 common shares outstanding under the Company’s stock option plan, and 800,187 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2026	2025	% Change	2026	2025	% Change
Financial Highlights
Revenue	500.3	395.2	27%	1,427.7	983.0	45%
Production costs	290.8	223.4	30%	796.4	597.1	33%
Depreciation, depletion, and amortization ("DDA")	33.4	35.4	(6)%	98.6	85.5	15%
Earnings from mine operations	176.1	136.4	29%	532.7	300.4	77%
Net earnings	88.7	292.2	(70)%	240.2	391.2	(39)%
Adjusted net earnings(1)	71.8	66.4	8%	239.3	145.4	65%
Adjusted EBITDA(1)	137.6	145.8	(6)%	468.5	308.2	52%
Cash provided by operating activities	143.1	161.7	(12)%	329.4	245.6	34%
Free cash flow(1)	17.1	98.7	(83)%	43.2	83.1	(48)%
Additions to property, plant and equipment (“PP&E”)	139.3	56.7	146%	374.4	180.4	108%
Capital expenditures - total(1)	150.9	58.3	159%	340.5	159.1	114%
Sustaining capital expenditures(1)	26.1	25.7	2%	77.9	69.5	12%
Non-sustaining capital expenditures(1)	124.8	32.6	283%	262.6	89.6	193%
Net earnings per common share - $/share basic(2)	0.46	1.44	(68)%	1.22	1.90	(37)%
Adjusted net earnings per common share - $/share basic(1)(2)	0.37	0.33	12%	1.21	0.70	73%
Operating highlights
Gold produced (oz)	75,429	81,773	(8)%	214,157	204,463	5%
Gold sold (oz)	74,387	80,598	(8)%	219,436	203,064	8%
Average market gold price ($/oz)	4,262	3,457	23%	4,545	3,201	42%
Average realized gold price ($/oz)(3)	3,483	3,178	10%	3,697	2,874	29%
Copper produced (000s lbs)	12,773	13,354	(4)%	40,069	37,438	7%
Copper sold (000s lbs)	13,189	13,244	0%	41,434	37,488	11%
Average market copper price ($/lb)	6.40	4.44	44%	6.09	4.33	41%
Average realized copper price ($/lb)(3)	5.74	3.73	54%	5.15	3.72	38%
Molybdenum roasted (000s lbs)	2,784	4,428	(37)%	7,744	10,627	(27)%
Molybdenum sold (000s lbs)	4,645	3,121	49%	12,113	10,441	16%
Average market molybdenum price ($/lb)	32.98	24.37	35%	29.48	21.87	35%
Average realized molybdenum price ($/lb)(3)	33.43	24.42	37%	30.53	22.41	36%
Unit costs
Gold production costs ($/oz)(4)	1,505	1,346	12%	1,536	1,312	17%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,775	1,652	7%	1,729	1,604	8%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,205	1,833	20%	2,119	1,816	17%
Copper production costs ($/lb)(4)	2.68	2.11	27%	2.49	2.13	17%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	3.32	2.63	26%	3.08	2.57	20%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at September 30, 2026, the Company had 193,671,809 common shares issued and outstanding.
(3)This supplementary financial measure, within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”), is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit cost metrics are expressed on a metal sold basis.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”
(2) Mount Milligan and Öksüt amounts represent cash provided by mine operations
(3) Consolidated amounts include Mount Milligan Mine, Öksüt Mine, US Moly, Goldfield Project and Other

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Quarterly Highlights - Third Quarter 2026 compared to Third Quarter 2025

Third Quarter 2026 compared to Third Quarter 2025

Operational
•Produced 75,429 ounces of gold, including 44,070 ounces from Mount Milligan and 31,359 ounces from Öksüt (third quarter of 2025: 81,773 ounces, 32,539 ounces and 49,234 ounces, respectively) and sold 74,387 ounces of gold at an average realized gold price of $3,483 per ounce (third quarter of 2025: 80,598 ounces at $3,178 per ounce)
•Produced 12.8 million pounds of copper and sold 13.2 million pounds at an average realized copper price of $5.74 per pound (third quarter of 2025: 13.4 million pounds produced; 13.2 million pounds sold at $3.73 per pound)
•Sold 4.6 million pounds of molybdenum at an average realized molybdenum price of $33.43 per pound and roasted 2.8 million pounds (third quarter of 2025: 3.1 million pounds sold at $24.42 per pound; 4.4 million pounds roasted)

Financial
•Gold production costs of $1,505 per ounce and all-in sustaining costs on a by-product basisNG of $1,775 per ounce (third quarter of 2025: $1,346 and $1,652 per ounce, respectively)
•Net earnings of $88.7 million or $0.46 per share (basic) (third quarter of 2025: $292.2 million or $1.44 per share, including a $193.5 million impairment reversal at the Goldfield Project) and adjusted net earningsNG of $71.8 million or $0.37 per share (third quarter of 2025: $66.4 million or $0.33 per share)
•Cash provided by operating activities of $143.1 million and free cash flowNG of $17.1 million (third quarter of 2025: $161.7 million and $98.7 million, respectively)
•Returned $62.9 million to shareholders through $53.0 million of share repurchases under the NCIB and $9.8 million of dividends (third quarter of 2025: $32.4 million, $22.0 million and $10.3 million, respectively)
•Cash and cash equivalents of $397.9 million and total liquidity of $998 million at September 30, 2026

Nine months ended September 30, 2026 compared to September 30, 2025

Operational
•Produced 214,157 ounces of gold, including 111,817 ounces from Mount Milligan and 102,340 ounces from Öksüt (2025: 204,463 ounces, 103,477 ounces and 100,986 ounces, respectively) and sold 219,436 ounces of gold at an average realized gold price of $3,697 per ounce (2025: 203,064 ounces at $2,874 per ounce)
•Produced 40.1 million pounds of copper and sold 41.4 million pounds at an average realized copper price of $5.15 per pound (2025: 37.4 million pounds produced; 37.5 million pounds sold at $3.72 per pound)
•Sold 12.1 million pounds of molybdenum at an average realized molybdenum price of $30.53 per pound and roasted 7.7 million pounds (2025: 10.4 million pounds sold at $22.41 per pound; 10.6 million pounds roasted)

Financial
•Gold production costs of $1,536 per ounce and all-in sustaining costs on a by-product basisNG of $1,729 per ounce (2025: $1,312 and $1,604 per ounce)
•Net earnings of $240.2 million or $1.22 per share (basic) (2025: $391.2 million or $1.90 per share, including the $193.5 million Goldfield impairment reversal) and adjusted net earningsNG of $239.3 million or $1.21 per share (2025: $145.4 million or $0.70 per share)
•Cash provided by operating activities of $329.4 million and free cash flowNG of $43.2 million (2025: $245.6 million and $83.1 million, respectively)
•Returned $155.1 million to shareholders through $125.2 million of share repurchases under the NCIB and $29.9 million of dividends (2025: $95.1 million, $64.0 million and $31.1 million, respectively)

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Recent Events and Developments

Incident at the Langeloth Facility:
On January 29, 2026, Centerra temporarily suspended operations at the Langeloth Facility following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. In April 2026, roasting operations of molybdenum concentrates provisionally resumed with a controlled ramp-up, and by the end of the second quarter of 2026, the Langeloth Facility returned to steady-state production and sales levels.

Extension of the Corporate Credit Facility:
On July 15, 2026, Centerra announced it had extended its revolving credit facility (the “Credit Facility”) with a renewed term of four years maturing on July 15, 2030 and an increase in size to $600 million. The Credit Facility provides future flexibility and may be used for general corporate purposes such as working capital, investments, acquisitions, and capital expenditures.

Öksüt — Turkish Corporate Tax Rate Reduction:
In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate should enhance Öksüt’s long-term cash flow generation.

Executive Management:
Kelly Strong was appointed Executive Vice President and Chief Operating Officer, effective August 17, 2026. Mike Sylvestre, who had served as Interim Chief Operating Officer since March 2026, assisted with an orderly transition into September 2026 before departing the Company.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Overview of Consolidated Results

Third Quarter 2026 compared to Third Quarter 2025
Net earnings of $88.7 million were recognized in the third quarter of 2026, compared to net earnings of $292.2 million in the third quarter of 2025. The decrease in net earnings was primarily due to:

•an impairment reversal of $193.5 million recognized in the third quarter of 2025, related to the Goldfield Project;
•other operating expenses of $12.8 million recognized in the third quarter of 2026 compared to other operating income of $38.2 million in the third quarter of 2025. The increase in other operating expenses is primarily attributable to an unrealized loss of $4.1 million recognized in the third quarter of 2026 compared to an unrealized gain of $42.6 million recognized in the third quarter of 2025 on the financial asset related to the additional agreement with RGLD Gold AG (together with Royal Gold, Inc., “Royal Gold”) dated February 13, 2024 to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”), and higher study costs, primarily at the Mount Milligan Mine;
•higher share-based compensation expenses of $20.8 million recognized in the third quarter of 2026 compared to $8.1 million in the third quarter of 2025, primarily attributable to a higher share price; and
•an unrealized loss of $0.3 million recognized in the third quarter of 2026 compared to an unrealized gain of $16.3 million in the third quarter of 2025 on the re-measurement of the amount due from Equinox Gold Corp. (“Equinox Gold”) in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021.

The decrease in net earnings was partially offset by:

•higher earnings from mine operations of $176.1 million recognized in the third quarter of 2026 compared to $136.4 million in the third quarter of 2025. The increase in earnings from mine operations was primarily due to higher average realized gold prices at the Öksüt Mine, higher average realized gold and copper prices and higher ounces of gold sold at the Mount Milligan Mine, and a higher margin on the sale of molybdenum products at the Langeloth Facility, resulting from higher market prices and a relatively lower weighted average cost per pound of inventory sold. The increase was partially offset by lower ounces of gold sold at the Öksüt Mine and $17.7 million higher production costs at the Mount Milligan Mine; and
•lower income tax expense of $15.3 million recognized in the third quarter of 2026 compared to an income tax expense of $59.6 million in the third quarter of 2025. The decrease in income tax expense was primarily attributable to the impact of tax optimization initiatives which are expected to reduce future income taxes payable at the Mount Milligan Mine.

Adjusted net earningsNG of $71.8 million were recognized in the third quarter of 2026, compared to adjusted net earningsNG of $66.4 million in the third quarter of 2025. As discussed above, the increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher share-based compensation expenses.

The main adjusting items to net earnings, net of tax, in the third quarter of 2026 were:

•$10.2 million of deferred income tax adjustments reflecting primarily the impact of foreign exchange rate movements on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine as well as the impact of tax optimization initiatives which are expected to reduce future income taxes payable at the Mount Milligan Mine;
•$7.2 million of reclamation provision revaluation recovery; and
•$2.6 million of unrealized loss, net of tax, on the financial asset related to the Additional Royal Gold Agreement.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
The main adjusting items to net earnings, net of tax, in the third quarter of 2025 were:

•$193.5 million related to the impairment reversal of the Goldfield Project;
•$27.4 million of unrealized gain, net of tax, on the financial asset related to the Additional Royal Gold Agreement;
•$14.0 million of deferred income tax adjustments reflecting primarily the impact of foreign exchange rate movements and changes in taxable differences on deferred tax assets at the Mount Milligan Mine; and
•$16.3 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021.

Cash provided by operating activities was $143.1 million in the third quarter of 2026, compared to $161.7 million in the third quarter of 2025. The decrease was primarily attributable to higher income tax payments of $25.5 million, compared to $8.0 million in the third quarter of 2025, primarily at the Öksüt Mine. These were partially offset by higher earnings from mine operations, as discussed above.

Free cash flowNG of $17.1 million was recognized in the third quarter of 2026, compared to free cash flowNG of $98.7 million in the third quarter of 2025. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, and higher property, plant and equipment additions primarily related to $18.8 million increase in capital spending at the Thompson Creek Mine, $24.5 million increase in capital spending at the Mount Milligan Mine and $21.4 million increase in capital spending at the Goldfield Project.

Nine months ended September 30, 2026 compared to September 30, 2025

Net earnings of $240.2 million were recognized in 2026, compared to net earnings of $391.2 million in 2025. The decrease in net earnings was primarily due to:

•an impairment reversal of $193.5 million recognized in the third quarter of 2025, related to the Goldfield Project as outlined above;
•other operating expenses of $70.2 million recognized in 2026 compared to other operating income of $17.3 million in 2025. The increase in the other operating expenses is primarily attributable to an unrealized loss of $40.5 million in 2026 compared to an unrealized gain of $29.1 million in 2025 on the financial asset related to the Additional Royal Gold Agreement and higher study costs at the Mount Milligan Mine;
•higher income tax expense of $122.7 million recognized in 2026 compared to income tax expense of $82.2 million in 2025. The increase in income tax expense was attributable to an increase in taxable income at the Öksüt Mine and the Mount Milligan Mine, and higher withholding tax at the Öksüt Mine;
•higher share-based compensation expenses of $33.6 million recognized in 2026 compared to $10.9 million in 2025 primarily attributable to a higher share price; and
•a lower unrealized gain of $17.9 million recognized in 2026 compared to $37.9 million in 2025 due to the re-measurement of the amount due from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021.

The decrease in net earnings was partially offset by higher earnings from mine operations of $532.7 million in 2026 compared to $300.4 million in 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices and higher gold ounces and copper pounds sold. These impacts were partially offset by higher royalty expense and higher DDA at the Öksüt Mine and higher production costs at the Mount Milligan Mine.

Adjusted net earningsNG of $239.3 million were recognized in 2026, compared to adjusted net earningsNG of $145.4 million in 2025. The increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher income tax expense and share-based compensation, as outlined above.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
The main adjusting items to net earnings, net of tax, in 2026 were:

•$17.9 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Partnership in 2021;
•$25.8 million of unrealized loss, net of tax, on the financial asset related to the Additional Royal Gold Agreement; and
•$9.2 million of unrealized gain on foreign exchange mainly from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

The main adjusting items to net earnings, net of tax, in 2025 were:

•$193.5 million related to the impairment reversal of the Goldfield Project;
•$37.9 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021; and
•$13.9 million of unrealized gain, net of tax, on the financial asset related to the Additional Royal Gold Agreement.

Cash provided by operating activities was $329.4 million in 2026 compared to $245.6 million in 2025. The increase in cash provided by operating activities was primarily due to $232.3 million higher earnings from mine operations, and a $71.1 million favourable working capital movement related to the timing of sales and cash collection from shipments at the Mount Milligan Mine. Partially offsetting the increase were a $138.3 million unfavourable working capital movement at the Langeloth Facility due to inventory build-up in anticipation of ongoing production capacity ramp-up and higher unit cost of the inventory from higher molybdenum prices, and a $47.3 million increase in income tax payments.

Free cash flowNG of $43.2 million was recognized in 2026 compared to free cash flowNG of $83.1 million in 2025. The decrease in free cash flowNG was primarily due to higher property, plant and equipment additions mainly related to a $49.7 million increase in capital spending at the Thompson Creek Mine, $38.9 million increase in capital spending at the Goldfield Project, and $45.4 million increase in capital spending at the Mount Milligan Mine, partially offset by higher cash provided by operating activities as outlined above.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
2026 Outlook

The Company has updated its 2026 outlook as follows:
•Mount Milligan Mine - lowering estimate for all-in sustaining costs on a by-product basisNG, driven by strong copper credits. Mount Milligan Mine has also adjusted anticipated tax expense upward to align with higher revenue resulting from favourable gold and copper prices. Lastly, the Mount Milligan Mine has increased its DDA estimate to better reflect the current mine plan.
•Langeloth Facility - raised its guidance for net earnings and adjusted EBITDANG as it expects to benefit from high molybdenum prices throughout 2026.
•Corporate - increased full year corporate G&A guidance to reflect a number of small factors including consulting and legal fees.

Except for the changes highlighted above, the Company’s outlook is unchanged as presented in the MD&A for the three and six months ended June 30, 2026. The Company’s full year 2026 outlook, and comparative actual results for the nine months ended September 30, 2026 of certain operating metrics are set out in the sections below. The Company notes that the ongoing shifts and uncertainty around the conflict in the Middle East and volatility of fuel prices may have an impact on the results of the Company’s operations in 2026, but at present these impacts are not expected to be material at the consolidated level.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Gold and Copper Assets

	Units	2026 Guidance			Nine Months Ended September 30, 2026	2026 Guidance - Previous
Production
Total gold production(1)	(koz)	260	-	290	214
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	112
Öksüt Mine	(koz)	120	-	135	102
Total copper production(2)(3)(4)	(Mlb)	50	-	60	40
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,536
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,474
Öksüt Mine	($/oz)	1,650	-	1,750	1,607
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,729
Mount Milligan Mine(4)	($/oz)	1,100	-	1,200	1,103	1,200 - 1,300
Öksüt Mine	($/oz)	1,850	-	1,950	1,822
Capital Expenditures
Additions to PP&E	($M)	205	-	250	179.1
Mount Milligan Mine	($M)	130	-	150	109.9
Öksüt Mine	($M)	10	-	20	13.8
Goldfield Project	($M)	60	-	70	49.2
Kemess Project	($M)	5	-	10	6.2
Total Capital ExpendituresNG	($M)	185	-	230	164.2
Sustaining Capital ExpendituresNG	($M)	85	-	105	75.8
Mount Milligan Mine	($M)	80	-	90	66.6
Öksüt Mine	($M)	5	-	15	9.2
Non-sustaining Capital ExpendituresNG	($M)	100	-	125	88.4
Mount Milligan Mine	($M)	35	-	45	33.6
Goldfield Project	($M)	60	-	70	48.6
Kemess Project	($M)	5	-	10	6.2
Other Items
Current income tax and BC mineral tax expense(1)	($M)	117	-	139	110.2	111 - 133
Mount Milligan Mine	($M)	12	-	14	9.7	6 - 8
Öksüt Mine	($M)	105	-	125	100.5
Depreciation, depletion and amortization	($M)	105	-	125	95.2	90 - 110
Mount Milligan Mine	($M)	55	-	65	47.2	40 - 50
Öksüt Mine	($M)	50	-	60	48.0
Evaluation Costs	($M)	18	-	25	15.7
Care and Maintenance - Kemess Project	($M)	13	-	15	11.1
Reclamation Costs - Kemess Project	($M)	2	-	4	0.8
Corporate and administration costs(6)	($M)	34	-	38	30.1	29 - 33
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,250 per ounce of gold and $6.25 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper prices for 2026 would be $2,915 per ounce and $5.25 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3.Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 60.3% achieved in the nine months ended September 30, 2026. Copper production for 2026 assumes recovery of 75% to 77% for copper and compares to actual copper recovery of 74.2% achieved in the nine months ended September 30, 2026.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
4.Unit costs include a credit for forecasted copper sales treated as a by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces.
6.Excludes share based compensation.

Production Profile

In the nine months ended September 30, 2026, the Company reported consolidated production of 214,157 ounces of gold and 40.1 million pounds of copper. Centerra’s 2026 consolidated gold production is projected to be between 260,000 to 290,000 ounces with 2026 copper production expected to be between 50 to 60 million pounds.

Mount Milligan Mine

In the nine months ended September 30, 2026, the Mount Milligan Mine produced 111,817 ounces of gold and 40.1 million pounds of copper. In 2026, the Mount Milligan Mine’s gold production guidance is projected to be between 140,000 to 155,000 ounces and copper production guidance is projected to be between 50 to 60 million pounds. Mill throughput, gold grades, and copper grades in 2026 are expected to be similar to those in 2025 and in line with the 2025 Mount Milligan Mine’s pre-feasibility study (“MTM PFS”). The Mount Milligan plant completed a scheduled major shutdown in the first quarter of 2026 and completed another shutdown in the third quarter of 2026 for the relining of the SAG and one ball mill. The third quarter gold production was higher than second quarter production, increasing by 15%, reflecting planned mine sequencing. The mine remains on track to achieve full year gold production guidance and full year copper production guidance. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in some timing differences between produced and sold quantities.

Öksüt Mine

In the nine months ended September 30, 2026, the Öksüt Mine produced 102,340 ounces of gold. Production at the Öksüt Mine remains on track to meet the guidance range of 120,000 and 135,000 ounces for the year (increased in the second quarter report from 110,000 and 125,000 ounces). Ore mined in 2026 is planned to be sourced from phase 5 and phase 6 of the Keltepe Pit, and gold sales are expected to closely follow gold production.

Cost Profile

In the nine months ended September 30, 2026, the Company’s consolidated gold production costs amounted to $1,536 per ounce. In 2026, the Company anticipates its consolidated gold production costs to range from $1,500 to $1,600 per ounce.

Consolidated all-in sustaining costs on a by-product basisNG were $1,729 per ounce in the nine months ended September 30, 2026. In 2026, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,650 to $1,750 per ounce for the full year. Consolidated all-in sustaining costs on a by-product basisNG in 2026 are driven by increased expected royalty costs at the Öksüt Mine and higher share-based compensation expense which are more than offset by higher expected by-product credits at the Mount Milligan Mine driven by strong copper and silver prices.

Mount Milligan Mine

In the nine months ended September 30, 2026, the Mount Milligan Mine reported gold production costs of $1,474 per ounce. Production costs in the third quarter were $1,392 per ounce where strong gold production offset moderate cost increases from diesel, tires, and camp facilities. Anticipated full year production costs at the Mount Milligan Mine remain within the guidance range of $1,450 to $1,550 per ounce.

Copper production costs at the Mount Milligan Mine were $2.49 per pound in the nine months ended September 30, 2026. In 2026, copper production costs are projected to be in the range of $2.00 to $2.50 per pound.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,103 per ounce for the nine months ended September 30, 2026, below the low end of the original guidance range ($1,200 to $1,300 per ounce). The Mount Milligan Mine continues to benefit from high copper credits driven by strong copper prices. As a result, the Company has lowered the full year guidance range for all-in sustaining costs on a by-product basisNG of $1,100 to $1,200 per ounce in 2026.

Öksüt Mine

In the nine months ended September 30, 2026, the Öksüt Mine reported gold production costs of $1,607 per ounce. Lower gold production costs per ounce in the first three quarters of 2026 were driven by stronger than anticipated gold production. In 2026, the Company estimates the Öksüt Mine’s gold production costs to be in the range of $1,650 to $1,750 per ounce, with royalty costs expected to constitute between $600 to $700 per ounce of this cost (at an assumed market gold price of $4,250 per ounce).

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $1,822 per ounce in the nine months ended September 30, 2026. In 2026, the Company expects the Öksüt Mine’s full year all-in sustaining costs on a by-product basisNG to be in the range of $1,850 to $1,950 per ounce.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A.

In the nine months ended September 30, 2026, additions to PP&E for gold and copper assets were $179.1 million and Total Capital ExpendituresNG for these assets were $164.2 million. In 2026, consolidated additions to PP&E are expected to be in the range of $205 million to $250 million and total capital expendituresNG in the range of $185 to $230 million for the gold and copper asset portfolio. Planned capital expendituresNG of note in 2026 include water management projects and buttress foundation construction at the Mount Milligan Mine as well as site preparation activities at the Goldfield Project.

The Mount Milligan Mine’s additions to PP&E in 2026 were $109.9 million and total capital expendituresNG were $100.2 million. The difference between additions to PP&E and capital expendituresNG was mainly due to costs capitalized into Right-of-Use (“ROU”) assets of $15.4 million, less a change to future reclamation costs of $5.4 million. In 2026, the Mount Milligan Mine is forecasted to have additions to PP&E in the range from $130 million to $150 million and total capital expendituresNG from $115 to $135 million. Total capital expendituresNG include sustaining capital expendituresNG in the range of $80 to $90 million and non-sustaining capital expendituresNG in the range of $35 to $45 million. Non-sustaining capital expendituresNG scheduled throughout 2026 include purchases of additional mining equipment to increase tonnes moved, ball mill upgrades, buttress foundation construction to allow for the successive tailings dam buttress raises over the course of the remaining life of the existing tailings storage facility (“TSF”), and exploration costs to continue testing for potential resource expansion to the west. A portion of the 2026 sustaining capital expendituresNG relates to capitalized TSF construction costs in the range of $25 to $30 million with the remaining sustaining capital expendituresNG largely related to water management projects to sustain water access and availability and major component and equipment replacements within the operating fleet. Total capital expendituresNG remain in line with the MTM PFS with the exception of increased capital expendituresNG related to water management projects and buttress foundation construction as mentioned above.

The Öksüt Mine’s additions to PP&E in the nine months ended September 30, 2026 were $13.8 million and total capital expendituresNG were $9.2 million. The difference between additions to PP&E and capital expendituresNG was due to a change in future reclamation costs of $2.1 million and the costs capitalized to ROU assets of $2.5 million. Additions to PP&E and total sustaining capital expendituresNG are expected to be

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
low in 2026, in the range of $10 to $20 million and $5 to $15 million, respectively, reflecting ongoing support of production facilities.

In the nine months ended September 30, 2026, the Goldfield Project additions to PP&E and total capital expendituresNG were $49.2 and $48.6 million, respectively. In 2026, the Goldfield Project is expecting additions to PP&E and non-sustaining capital expendituresNG to be in the range of $60 million to $70 million, as the Company started to execute on its plan to build the project. The 2026 capital expendituresNG program primarily relates to advancing detailed engineering work, long-lead procurement activities, initial site general earthworks and preparation and down payments for power line upgrades. The increase reflects the advancement of a number of site preparation activities into 2026, including the water diversion channel, site platform development, overburden removal, and heap leach pad construction materials to support project execution and reduce execution risk. Engineering and procurement of key long-lead items, including the Adsorption, Desorption, and Recovery (“ADR”) plant, crushing circuit, heap leach liner, pumps and piping, and power infrastructure, have also been advanced to secure 2026 pricing. The overall project capital cost estimate remains consistent with the August 2025 technical study.

There were $6.2 million in additions to PP&E and non-sustaining capital expendituresNG for the Kemess Project in the nine months ended September 30, 2026. In 2026, the Kemess Project is expecting additions to PP&E and total capital expendituresNG to be in the range of $5 to $10 million. The 2026 capital expendituresNG program primarily relates to costs needed to restart the water treatment plant and completion of certain camp accommodation facility upgrades. As the Kemess Project remains focused on project evaluation activities, the majority of the project costs are expensed and recorded within exploration and evaluation or care and maintenance as further outlined below.

Depreciation, Depletion and Amortization

In the nine months ended September 30, 2026, the Company’s DDA expense included in the cost of sales for gold and copper producing assets was $95.2 million. The Öksüt Mine’s DDA expense over this period was $48.0 million and the Mount Milligan Mine’s DDA expense was $47.2 million. The guidance range for the Mount Milligan Mine’s DDA expense was increased to $55 to $65 million (previously $40 to $50 million) in order to more accurately reflect the current mine plan. In 2026, the Company estimates DDA expense at the Öksüt Mine to be in the range of $50 to $60 million, for a combined DDA expense of $105 to $125 million (previously $90 to $110 million).

Current Taxes and Tax Payments

The Mount Milligan Mine’s current British Columbia mineral tax expense in the nine months ended September 30, 2026, was $9.7 million and the cash taxes paid were $9.0 million. The cash taxes paid included $2.6 million in payments for 2020, 2021, and 2022 audits. The remaining difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, Mount Milligan Mine’s current British Columbia mineral tax expense and tax payments are each expected to be in the range of $12 to $14 million, up from the earlier guidance range of $6 to $8 million, as a result of increased gold and copper revenues.

The Öksüt Mine’s current income tax expense in the nine months ended September 30, 2026 was $100.5 million, including a withholding tax of $16.0 million on the repatriation of Öksüt Mine’s earnings. Total cash taxes paid by the Öksüt Mine in the nine months ended September 30, 2026 were $95.1 million, including withholding tax of $22.5 million on the repatriation of Öksüt Mine’s earnings. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, the Öksüt Mine income tax expense is expected to be in the range of $105 to $125 million. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income and a 10% withholding tax rate on repatriation of a portion of the Öksüt Mine’s retained earnings. On June 4, 2026, an amendment to income tax legislation was published in Türkiye which will reduce the corporate income tax rate from 25% to 12.5%, beginning January 1, 2027 and applicable for subsequent taxation periods. The Company expects qualifying production income generated by the Öksüt Mine to benefit from the reduced rate.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Kemess Project Costs (excluding capital expendituresNG and exploration outlined in other sections)

The work program at the Kemess Project continues to be focused on project evaluation activities including resource in-fill and exploration drilling as well as technical studies. In the nine months ended September 30, 2026, the Kemess Project’s expenditures amounted to $25.5 million, comprised of $11.1 million for care and maintenance costs, along with $14.4 million of pre-development and technical works focused on the pre-feasibility study (“Kemess PFS”). Reclamation costs of $0.8 million related to the decommissioning of the Kemess South diversion dam and diversion conduit were incurred in the third quarter, with work planned to continue throughout the remainder of the year.

In 2026, the Kemess Project’s expenditures are projected to be in the range of $13 to $15 million on care and maintenance, $17 to $23 million on pre-development and technical works focused on the Kemess PFS expected to be issued in mid-2027, and $2 to $4 million on reclamation costs. The Company continues to evaluate concepts for the property as provided in the results of the Preliminary Economic Assessment (“Kemess PEA”) released on January 19, 2026.

Life of Mine (“LOM”) Extension Study, Engineering, and Permitting Costs

At the Mount Milligan Mine, the Company continues to progress engineering and other studies to support future permit authorizations which will be required to achieve the recently announced mine life extension of Mount Milligan to 2045 as outlined in a pre-feasibility study. For the nine months ended September 30, 2026, these expenditures associated with the Mount Milligan Mine amounted to $9.0 million. At the Öksüt Mine, work continues on the LOM optimization study, which is expected to be published in early 2027. For the nine months ended September 30, 2026, expenditures associated with this work at the Öksüt Mine amounted to $1.2 million. LOM optimization study, engineering and permitting costs across the sites are projected to be in the range of $20 to $25 million in 2026.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
US Moly

	Units	2026 Guidance			Nine Months Ended September 30, 2026	2026 Guidance - Previous
Production - Langeloth Facility
Total molybdenum roasted	Mlbs	11	-	13	7.7
Total molybdenum sold	Mlbs	15	-	17	12.1
Costs and Profitability - Langeloth Facility
Net earnings	($M)	12	-	17	11.7	2 - 7
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)NG	($M)	17	-	22	18.9	7 - 12
Capital Expenditures
Additions to PP&E	($M)	208	-	240	195.1
Thompson Creek Mine	($M)	205	-	235	193.0
Langeloth Facility	($M)	3	-	5	2.1
Total Capital ExpendituresNG	($M)	193	-	225	175.7
Non-sustaining Capital ExpendituresNG, Thompson Creek Mine	($M)	190	-	220	173.6
Sustaining Capital ExpendituresNG, Langeloth Facility	($M)	3	-	5	2.1
Other Items
Depreciation, depletion and amortization, Langeloth Facility	($M)	4	-	6	3.4

Thompson Creek Mine

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in the nine months ended September 30, 2026 were $193.0 million and $173.6 million, respectively. The difference between additions to PP&E and capital expendituresNG was primarily due to capitalized ROU assets of $15.9 million comprised of mining equipment and capitalized DDA of $14.4 million.

Since the restart decision in September 2024, non-sustaining capital expendituresNG have totaled $337.3 million including capitalized stripping costs of $162.3 million, equipment refurbishments and capital equipment purchases of $82.3 million, mill refurbishments, mill engineering studies and TSF engineering costs of $47.4 million and other capitalized costs of $45.3 million.

In 2026, the Thompson Creek Mine’s additions to PP&E are expected to be in the range of $205 to $235 million (inclusive of capitalized DDA) and total capital expendituresNG are expected to be in the range of $190 to $220 million. The Thompson Creek Mine is focused on the following major deliverables in 2026:

•Maintain high utilization of an additional production shovel to increase tons moved and perform mobilization of a mining contractor in certain mining areas to de-risk execution of the mine plan.
•Substantially complete mill construction and transition to commissioning readiness.
•Progress tailings and water‑management infrastructure to support start‑up, including the tailings dam rock toe buttress construction.
•Ramp up of operating and commissioning teams and staff critical roles, specifically in the mill area.
•Finalize operations‑readiness and continue training, procedures, and cross‑functional coordination.

The Company expects the total project spending will be in the range of $425 to $450 million through to first production. The project remains on track for first production in mid-2027.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs at this time. The Company has continued a diesel hedging program at the Thompson Creek Mine in order to manage the risk associated with changes in fuel prices. The Company does not expect material impact to project spending from the rise in global fuel prices in 2026.

Langeloth Facility

The Langeloth Facility maintained full operations in the third quarter and the Company has increased the guidance ranges for net earnings and adjusted EBITDANG in 2026 due to strong molybdenum prices.

In the nine months ended September 30, 2026, the Langeloth Facility roasted and sold 7.7 million and 12.1 million pounds of molybdenum, respectively. The Langeloth Facility is projected to roast 11 to 13 million pounds of molybdenum and sell 15 to 17 million pounds in 2026. Sales are expected to exceed production in 2026 as a result of the temporary suspension of operations in the first quarter of 2026 that constrained roasting activities. The Company continued to purchase third party molybdenum concentrates and molybdenum products during the shutdown period to support customer deliveries which contributed to higher sales volumes.

In the nine months ended September 30, 2026, Langeloth Facility’s net earnings were $11.7 million, including DDA of $3.4 million, and adjusted EBITDANG was $18.9 million. In 2026, expected net earnings at the Langeloth Facility have been increased to $12 to $17 million (previously $2 to $7 million) and anticipated adjusted EBITDANG has been increased to $17 to $22 million (previously $7 to $12 million), due to a higher margin on the sale of molybdenum products as a result of higher market prices and a relatively lower weighted average cost per pound of inventory sold. The Company expects the current production cost structure to remain relatively stable for the remainder of the year. The difference between net earnings and adjusted EBITDANG was primarily due to $3.9 million to settle a legacy labour-related proceeding before the U.S. National Labor Relations Board (“NLRB”).

The Langeloth Facility reported approximately $138.3 million in incremental working capital investment in the nine months ended September 30, 2026, primarily due to a build-up of inventory volumes and the increase in the average molybdenum market prices. In the nine months ended September 30, 2026, the cash used by operations at the Langeloth Facility was primarily driven by changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. A $5 per pound change in molybdenum price has an approximate $25 million impact on working capital invested. The average molybdenum market price increased from $22.11 per pound at the end of the fourth quarter of 2025 to $29.48 per pound at the end of the third quarter of 2026.

In the nine months ended September 30, 2026, the Langeloth Facility’s additions to PP&E and total capital expendituresNG were $2.1 million. For the full year of 2026, the Langeloth Facility is projecting sustaining capital expendituresNG to be in the range of $3 to $5 million.

Global Exploration Projects

(Expressed in millions of United States dollars)	Units	2026 Guidance			Nine Months Ended September 30, 2026
Project Exploration	($M)	40	-	50	35.9
Brownfield Exploration	($M)	20	-	25	20.6
Greenfield and Generative Exploration	($M)	20	-	25	15.3

In the nine months ended September 30, 2026, total exploration expenditures were $35.9 million. In 2026, exploration expenditures are expected to range from $40 to $50 million. The exploration expenditures include $20 to $25 million of brownfield exploration and $20 to $25 million of greenfield and generative exploration programs. Over 90% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects in 2026 are expected to include continued drilling and testing at the Mount Milligan Mine

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
and the Kemess Project. At the Mount Milligan Mine, programs are expected to focus on the western extension of the deposit and on in‑fill drilling to upgrade inferred resources to the indicated category, including work between Goldmark and North Slope, and to expand resources at Saddle West and Boundary areas. At Kemess, work will continue to in‑fill drill within the resource areas outlined in the PEA, and advance drilling at the Kemess Offset zone.

Other Items

In the nine months ended September 30, 2026, corporate and administration expenses were $30.1 million, excluding share-based compensation expense of $33.6 million and corporate depreciation of $0.6 million. Guidance for corporate and administration expenses, excluding share-based compensation expense and corporate depreciation, has been increased to reflect a number of small factors including consulting fees, legal fees, insurance, and travel. Corporate and administration expenses excluding share-based compensation are expected to be in the range of $34 to $38 million (previously $29 to $33 million) in 2026.

In the nine months ended September 30, 2026, the Company's share of cash expenditures at the Endako Mine totaled $4.1 million primarily related to care and maintenance. In 2026, the Company’s share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million.

As a result of the attainment of certain production thresholds at the Greenstone Mine, the Company is entitled to receive 33,333 additional contingent gold ounces (or equivalent cash payments) from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021. Such contingent gold ounces are required to be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement. The first contingent payment occurred in 2025, the second contingent payment occurred in early October 2026 and the Company anticipates the third payment in 2027.

2026 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs in 2026, after giving effect to the hedges in place as at September 30, 2026, include the following:

•market gold price of $4,250 per ounce and an average realized gold price at the Mount Milligan Mine of $2,915 per ounce after reflecting the Mount Milligan Streaming Agreement (35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
•market price of $6.25 per pound ($6.00 per pound in the previous guidance) for copper and an average realized copper price at the Mount Milligan Mine of $5.25 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;
•market price of $65 per ounce for silver;
•molybdenum price of $32.00 per pound ($30 per pound in the previous guidance);
•exchange rates are as follows: $1USD:$1.37 CAD, and $1USD:48.00 Turkish lira ($1USD:47.00 Turkish lira in previous guidance); and
•diesel fuel price of $1.25/litre or CAD$1.71/litre at the Mount Milligan Mine and $3.35/gallon ($3.15/gallon previously) at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2026 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for 2026 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2026, and related risk factors can be found under the heading “Cautionary Statement on Forward-Looking Information” in this document and under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”).

2026 Sensitivities

Centerra’s costs and cash flows for the remaining three months of 2026 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)	$250/oz	1.0 - 3.0	—	6.5 - 11.5	5.0 - 9.5	9 - 33
Copper price(1)	10%	0.5 - 1.0	—	4.5 - 10.0	4.0 - 9.0	110 - 140
Diesel fuel(2)	10%	1.7 - 2.2	0.2 - 0.3	—	1.9 - 2.5	34 - 49
Canadian dollar(2),(3)	10 cents	6.0 - 7.0	1.5 - 2.0	—	7.5 - 9.0	120 - 200
Turkish lira(3)	10 liras	2.5 - 3.5	0.0 - 0.5	—	7.0 - 11.0	3 - 6
(1)Includes the impact of hedging of 5,382 ounces for the Öksüt Mine’s gold sales in the fourth quarter of 2026. Excludes the effect of 42,040 ounces of gold with an average mark-to-market price of $4,173 per ounce and 12.5 million pounds of copper with an average mark-to-market price of $6.55 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of September 30, 2026.
(2)Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of September 30, 2026 of approximately 46% and 44%, respectively.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Liquidity and Capital Resources

As of September 30, 2026, the Company’s total liquidity position was $997.9 million, representing a cash balance of $397.9 million and no amounts drawn under its $600.0 million corporate credit facility. On July 15, 2026, Centerra announced it had extended its revolving credit facility with a renewed term of four years maturing on July 15, 2030 and an increase in size to $600.0 million.

Third Quarter 2026 compared to Third Quarter 2025

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $126.0 million was recognized in the third quarter of 2026 compared to $87.8 million in the third quarter of 2025. The increase is primarily related to $18.8 million higher capital spending at the Thompson Creek Mine, $24.5 million higher capital spending at the Mount Milligan Mine and $21.4 million higher capital spending at the Goldfield Project in the third quarter of 2026, partially offset by $22.9 million lower equity investment purchases. In the third quarter of 2026, the Company also received proceeds of $1.9 million from the disposition of equity investments related to the sale of the Company’s remaining shares in Surge Copper Corp. (“Surge Copper”) which was considered a non-strategic investment.

Cash used in financing activities in the third quarter of 2026 was $70.1 million compared to $34.4 million in the third quarter of 2025. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,584,600 Centerra common shares under the Company’s NCIB program was $53.0 million at an average price of $20.52 (C$28.61) per share in the third quarter of 2026 compared to consideration of $22.0 million at an average price of $7.76 (C$10.70) per share paid for the repurchase and cancellation of 2,839,983 Centerra common shares under the Company’s NCIB program in the third quarter of 2025.

Nine months ended September 30, 2026 compared to September 30, 2025

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $291.3 million was recognized in 2026 compared to $209.0 million in 2025. The increase is primarily related to $49.7 million higher capital spending at the Thompson Creek Mine in 2026, $38.9 million higher capital spending at the Goldfield Project and $45.4 million higher capital spending at the Mount Milligan Mine, partially offset by $26.7 million lower equity investment purchases and $14.9 million of proceeds from the disposition of equity investments. The proceeds primarily reflect the sale of the Company’s remaining shares in Surge Copper.

Cash used in financing activities of $169.1 million was recognized in 2026 compared to $99.4 million in 2025. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 6,762,900 Centerra common shares under the Company’s NCIB program was $125.2 million at an average price of $18.51 (C$25.75) per share in 2026 compared to consideration of $64.0 million paid for the repurchase and cancellation of 9,195,416 Centerra common shares under the Company’s NCIB program at an average price of $6.96 (C$9.69) per share in 2025.

Financial Performance
Third Quarter 2026 compared to Third Quarter 2025

Revenue of $500.3 million was recognized in the third quarter of 2026 compared to $395.2 million in the third quarter of 2025. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices, and higher molybdenum pounds sold, partially offset by lower ounces of gold sold.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Gold production was 75,429 ounces in the third quarter of 2026 compared to 81,773 ounces in the third quarter of 2025. Gold production in the third quarter of 2026 included 31,359 ounces of gold produced at the Öksüt Mine compared to 49,234 ounces produced in the third quarter of 2025. The overall decrease was primarily driven by lower ounces stacked as a result of lower grade at the Öksüt Mine. There were 44,070 ounces of gold produced from the Mount Milligan Mine in the third quarter of 2026 compared to 32,539 ounces in the third quarter of 2025. The increase in gold production was primarily driven by higher head grade and higher mill throughput.

Copper production at the Mount Milligan Mine was 12.8 million pounds in the third quarter of 2026, compared to 13.4 million pounds in the third quarter of 2025. The decrease in copper production was primarily due to lower head grades processed and lower recovery, partially offset by higher mill throughput.

The Langeloth Facility roasted 2.8 million pounds and sold 4.6 million pounds of molybdenum in the third quarter of 2026, compared to 4.4 million pounds roasted and 3.1 million pounds sold in the third quarter of 2025. Molybdenum sold increased due to the continued ramp-up of operations in line with plans to progressively increase volumes. The decrease in molybdenum roasted in the third quarter of 2026, compared to the third quarter of 2025, was primarily due to the timing of concentrate purchases between the periods as well as a higher proportion of molybdenum products purchased that do not require roasting in order to produce end products required for certain customer orders.

Cost of sales of $324.2 million was recognized in the third quarter of 2026 compared to $258.7 million in the third quarter of 2025. The increase was primarily due to $56.7million higher production costs at the Langeloth Facility attributable to higher molybdenum prices and higher molybdenum pounds sold, and $17.7million higher production costs at the Mount Milligan Mine primarily due to higher mining, processing and administrative costs. This was partially offset by $7.1 million lower production costs at the Öksüt Mine mainly attributable to lower ounces of gold sold.

Gold production costs were $1,505 per ounce in the third quarter of 2026 compared to $1,346 per ounce in the third quarter of 2025. The increase was primarily driven by the Öksüt Mine due to fewer ounces of gold sold and increased royalty costs per ounce with higher realized gold prices. These increases were partially offset by higher ounces of gold sold at the Mount Milligan Mine.

Capital expendituresᴺᴳ were $150.9 million in the third quarter of 2026, compared to $58.3 million in the third quarter of 2025. Sustaining capital expendituresᴺᴳ were $26.1 million, consistent with $25.7 million in the third quarter of 2025, and mainly related to construction at the existing TSF and equipment replacement purchases at the Mount Milligan Mine. Non-sustaining capital expendituresᴺᴳ increased to $124.8 million from $32.6 million in the third quarter of 2025, primarily due to $49.8 million higher spending at the Thompson Creek Mine as restart activities advanced, $29.9 million at the Goldfield Project following the start of early earthworks and site preparation, and $10.6 million higher spending at the Mount Milligan Mine on the mining fleet expansion and TSF buttress foundation construction.

All-in sustaining costs on a by-product basisNG were $1,775 per ounce in the third quarter of 2026 compared to $1,652 per ounce in the third quarter of 2025. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above and higher share-based compensation costs due to the Company’s higher share price, partially offset by higher copper credits from increased copper prices.

Share-based compensation expenses of $20.8 million were recognized in the third quarter of 2026 compared to $8.1 million in the third quarter of 2025. The increase was primarily attributable to the Company’s higher share price.

No impairment or impairment reversal was recognized in the third quarter of 2026. In the third quarter of 2025, the Company recognized an impairment reversal of $193.5 million related to the Goldfield Project, as additional technical studies and project optimizations, together with higher long-term gold prices, significantly improved the economics of the project resulting in the decision to proceed.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Other operating expenses of $12.8 million were recognized in the third quarter of 2026 compared to other operating income of $38.2 million in the third quarter of 2025. The change was primarily attributable to a $4.1 million unrealized loss on the financial asset related to the Additional Royal Gold Agreement, compared to an unrealized gain of $42.6 million in the third quarter of 2025, and $5.3 million of study costs, primarily at the Mount Milligan Mine and Öksüt Mine.

The Company recognized income tax expense of $15.3 million in the third quarter of 2026, comprising current income tax expense of $33.1 million and deferred income tax recovery of $17.8 million, compared to income tax expense of $59.6 million in the third quarter of 2025, comprising current income tax expense of $30.6 million and deferred income tax expense of $28.9 million. The decrease in income tax expense in the third quarter of 2026 was primarily attributable to the impact of tax optimization initiatives which are expected to reduce future income taxes payable at the Mount Milligan Mine.
Nine months ended September 30, 2026 compared to September 30, 2025

Revenue of $1,427.7 million was recognized in 2026 compared to $983.0 million in 2025. The increase was primarily driven by higher average realized prices for gold, copper and molybdenum, as well as higher gold ounces, copper pounds and molybdenum pounds sold.

Gold production was 214,157 ounces in 2026 compared to 204,463 ounces in 2025. Gold production in 2026 included 111,817 ounces of gold from the Mount Milligan Mine compared to 103,477 ounces in 2025. The increase at the Mount Milligan Mine was primarily due to higher gold head grades and higher throughput, partially offset by lower gold recoveries. The Öksüt Mine produced 102,340 ounces of gold in 2026 compared to 100,986 ounces of gold in 2025.

Copper production at the Mount Milligan Mine was 40.1 million pounds in 2026 compared to 37.4 million pounds in 2025. The increase in copper production was primarily attributed to higher throughput and higher copper grades, partially offset by lower recoveries.

The Langeloth Facility roasted 7.7 million pounds and sold 12.1 million pounds of molybdenum in 2026 compared to 10.6 million pounds roasted and 10.4 million pounds sold in 2025. The decrease in molybdenum roasted was due to the temporary suspension of operations following the January 29, 2026 incident. The increased sales volume in 2026 was in line with the Company’s strategy to progressively ramp up volumes at the Langeloth Facility over time.
Cost of sales of $894.9 million was recognized in 2026 compared to $682.6 million recognized in 2025. The increase was primarily due to $43.8 million higher production costs at the Öksüt Mine related to higher royalty costs due to higher realized gold prices and higher royalty rates, $105.6 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices, and a $51.9 million increase in production costs at the Mount Milligan Mine due to timing of inventory sales, higher mining, milling, administrative and freight costs.

Gold production costs were $1,536 per ounce in 2026 compared to $1,312 per ounce in 2025. The increase in gold production costs per ounce was primarily due to higher royalty costs at the Öksüt Mine and higher direct production costs at the Mount Milligan Mine as noted above, partially offset by higher gold ounces sold.

Capital expendituresᴺᴳ were $340.5 million in 2026, compared to $159.1 million in 2025. Sustaining capital expendituresᴺᴳ increased to $77.9 million in 2026 from $69.5 million in 2025, primarily due to $23.1 million higher spending at the Mount Milligan Mine on construction at the existing TSF and major overhauls of the mining fleet and mill, partially offset by $15.9 million lower spending at the Öksüt Mine, mainly from lower capitalized deferred stripping costs. Non-sustaining capital expendituresᴺᴳ increased to $262.6 million in 2026 from $89.6 million in 2025, primarily due to $89.9 million higher spending at Thompson Creek as restart activities advanced, $48.6 million at Goldfield following the start of early earthworks and site preparation, and $28.2 million higher spending at the Mount Milligan Mine on the mining fleet expansion and TSF buttress foundation construction.

All-in sustaining costs on a by-product basisNG were $1,729 per ounce in 2026 compared to $1,604 per ounce in 2025. The increase was primarily due to higher gold production costs per ounce as discussed above,

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
higher share-based compensation costs and higher sustaining capital expendituresNG, partially offset by higher copper credits as a result of higher realized copper prices.

Share-based compensation expenses of $33.6 million were recognized in 2026 compared to $10.9 million in 2025. The increase was primarily due to a higher share price impacting cash-settled awards.

Other operating expenses of $70.2 million were recognized in 2026 compared to other operating income of $17.3 million in 2025. The change in other operating expenses was primarily attributable to a $40.5 million unrealized loss on the financial asset related to the Additional Royal Gold Agreement compared to an unrealized gain of $29.1 million in 2025, $11.8 million of study costs, primarily at the Mount Milligan Mine and the Öksüt Mine, and $6.5 million of standby costs at the Langeloth Facility related to the temporary suspension of operations compared to nil in 2025.

The Company recognized income tax expense of $122.7 million in 2026, comprising current income tax expense of $108.6 million and deferred income tax expense of $14.1 million, compared to income tax expense of $82.2 million in 2025, comprising current income tax expense of $65.1 million and deferred income tax expense of $17.1 million. The increase in income tax expense was attributable to an increase in taxable income at the Öksüt Mine and at the Mount Milligan Mine and higher withholding tax at the Öksüt Mine.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at September 30, 2026 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at September 30, 2026
Instrument	Unit	Type	2026	2027	2028+	2026	2027	2028+	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.38/$1.43	—	—	$12.0M (4%)	—	—	$12.0M	(19)
USD/CAD forward contracts	CAD	Fixed	$1.38	$1.36	—	$108.0M (40%)	$198.0M	—	$306.0M	(7,596)
Total						$120.0M (44%)	$198.0M	—	$318.0M	(7,615)

Diesel Fuel Hedges(2)
ULSD zero-cost collars	Litres	Fixed	$0.59/$0.66	—	—	716 (5%)	—	—	716	380
ULSD swap contracts	Litres	Fixed	$0.62	$0.58	—	6,413 (41%)	9,651	—	16,064	7,944
Total						7,129 (46%)	9,651	—	16,780	8,324

Gold Hedges
Öksüt Mine zero-cost collars	Ounces	Fixed	$2,400/$3,696	—	—	5,382 (21%)	—	—	5,382	(2,647)
Goldfield Project zero-cost collars(3)	Ounces	Fixed	—	—	$3,200/$4,575	—	—	117,000	117,000	(73,767)
Total						5,382 (21%)	—	117,000	122,382	(76,414)

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	N/A	—	—	15,498	—	—	15,498	(3,151)
Copper forward contracts	Pounds	Float	N/A	—	—	1.9M	—	—	1.9M	85
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and Öksüt Mine gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Ultra-low-sulfur diesel. Units are in thousands of litres. Includes hedges covering exposure of both the Mount Milligan Mine and the Thompson Creek Mine.
(3)The ceiling prices applicable to the gold hedge contracts are $4,438/oz for 2029 and $4,706/oz for 2030.
(4)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the statements of earnings was as follows:

	Three months ended September 30,			Nine Months Ended September 30,
($'000's)	2026	2025	% Change	2026	2025	% Change
Foreign exchange hedges	(1,793)	(685)	162%	(2,236)	(4,830)	(54)%
Fuel hedges	4,070	31	13029%	7,815	(232)	(3468)%
Gold Hedges	(2,791)	(748)	100%	(13,257)	(748)	1672%

In conjunction with the decision to proceed with the Goldfield Project, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030, representing 50% of annual production in each year, to protect project economics and support predictable cash flow during the ramp-up period. These zero-cost option collars are settled monthly, against the London Bullion Market Association gold price and have a gold price floor of $3,200 per ounce and an average gold price cap of $4,438 per ounce in

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
2029 and $4,706 per ounce in 2030. The current fair value of these instruments reflects an unrealized loss from the significant upward movement in the underlying gold price since entering into these contracts.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the restart and are expected to settle over time by mid-2027.

As at September 30, 2026, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($ millions)	September 30, 2026	December 31, 2025
Total Assets	3,210.5	2,958.7
Total Liabilities	992.9	898.9
Current Liabilities	530.3	438.0
Non-current Liabilities	462.6	460.9
Total Equity	2,217.6	2,059.8

Total assets as at September 30, 2026 were $3,210.5 million compared to $2,958.7 million as at December 31, 2025. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment. Other significant assets include inventories, amounts receivable and equity investments, as well as cash and cash equivalents. The increase was primarily due to property, plant and equipment additions at the Thompson Creek Mine, the Goldfield Project and the Mount Milligan Mine, and higher molybdenum inventory at the Langeloth Facility as a result of higher inventory quantities associated with the production ramp-up and higher molybdenum prices, and higher equity investments, partially offset by lower cash and cash equivalents. Non-current equity investments increased to $176.8 million from $105.9 million as at December 31, 2025, primarily due to purchases of equity investments of $20.2 million and a $39.8 million unrealized gain recorded in other comprehensive income (“OCI”) from the increase in the market value of the equity investments portfolio.

Total liabilities as at September 30, 2026 were $992.9 million compared to $898.9 million as at December 31, 2025. The increase was primarily due to higher accounts payable and accrued liabilities and higher lease obligations, partially offset by a lower provision for reclamation. Accounts payable and accrued liabilities increased by $83.3 million to $444.0 million, mainly reflecting higher accrued capital expenditures at the Thompson Creek Mine as restart activities accelerated, timing of payments at the Mount Milligan Mine and higher accrued royalties at the Öksüt Mine.

Total equity as at September 30, 2026 was $2,217.6 million compared to $2,059.8 million as at December 31, 2025. The increase was primarily due to net earnings of $240.2 million and other comprehensive income of $61.7 million, partially offset by the repurchase and cancellation of shares for $125.2 million under the NCIB program and dividends paid of $29.9 million.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Operations and Development Projects
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada, producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Mount Milligan Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Gold revenue	128.3	82.8	55%	357.2	249.6	43%
Copper revenue	75.7	49.4	53%	213.3	139.4	53%
Other by-product revenue	5.1	5.1	—%	16.6	10.3	61%
Total revenue	209.1	137.3	52%	587.1	399.3	47%
Production costs	95.1	77.4	23%	275.7	225.8	22%
Depreciation, depletion, and amortization ("DDA")	16.5	14.5	14%	47.2	45.3	4%
Earnings from mine operations	97.5	45.4	115%	264.2	128.2	106%
Earnings from operations(1)	88.0	83.6	5%	209.5	145.4	44%
Cash provided by mine operations	106.8	64.1	67%	349.0	160.7	117%
Free cash flow from mine operations(2)	62.8	44.6	41%	257.7	114.8	124%
Additions to property, plant and equipment	28.5	11.9	140%	109.9	52.2	111%
Capital expenditures - total(2)	33.7	20.3	66%	100.2	48.9	105%
Sustaining capital expenditures(2)	22.4	19.6	14%	66.6	43.5	53%
Non-sustaining capital expenditures(2)	11.3	0.7	nm	33.6	5.4	nm
Operating Highlights:
Tonnes mined (000s)	12,323	12,256	1%	36,485	35,723	2%
Tonnes ore mined (000s)	5,764	5,726	1%	17,110	17,124	0%
Tonnes processed (000s)	5,556	5,294	5%	15,899	15,331	4%
Process plant head grade gold (g/t)	0.43	0.34	26%	0.37	0.35	6%
Process plant head grade copper (%)	0.15%	0.16%	(6)%	0.16%	0.15%	7%
Gold recovery (%)	58.8%	58.6%	0%	60.3%	60.9%	(1)%
Copper recovery (%)	73.7%	75.6%	(3)%	74.2%	76.7%	(3)%
Concentrate produced (dmt)	37,538	37,447	0%	117,095	107,482	9%
Gold produced (oz)(3)	44,070	32,539	35%	111,817	103,477	8%
Gold sold (oz)(3)	43,005	32,102	34%	117,100	102,456	14%
Average realized gold price - combined ($/oz)(3)(4)	2,985	2,712	10%	3,051	2,478	23%
Copper produced (000s lbs)(3)	12,773	13,354	(4)%	40,069	37,438	7%
Copper sold (000s lbs)(3)	13,189	13,244	0%	41,434	37,488	11%
Average realized copper price - combined ($/lb)(3)(4)	5.74	3.73	54%	5.15	3.72	38%
Unit Costs:
Gold production costs ($/oz)	1,392	1,540	(10)%	1,474	1,423	4%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	985	1,461	(33)%	1,103	1,298	(15)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,728	1,916	(10)%	1,833	1,719	7%
Copper production costs ($/lb)	2.68	2.11	27%	2.49	2.13	17%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	3.32	2.63	26%	3.08	2.57	20%
Mining costs per tonne mined ($/tonne)(2)	3.05	2.66	15%	3.08	2.67	15%
Milling costs per tonne processed ($/tonne)(2)	7.13	6.41	11%	6.63	6.20	7%
Site G&A costs per tonne processed ($/tonne)(2)	2.86	2.59	10%	2.92	2.65	10%
On site costs per tonne processed ($/tonne)(2)	16.76	15.16	11%	16.61	15.09	10%
(1)Includes exploration and evaluation costs and other operating costs, including non-cash unrealized loss on the financial asset related to the Additional Royal Gold Agreement.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of NI 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.
(6)“nm” represents a percentage change that is not meaningful.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Third Quarter 2026 compared to Third Quarter 2025

Earnings from mine operations of $97.5 million were recognized in the third quarter of 2026 compared to $45.4 million in the third quarter of 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, and higher gold ounces sold, partially offset by higher production costs.

Cash provided by mine operations of $106.8 million was recognized in the third quarter of 2026 compared to $64.1 million in the third quarter of 2025. The increase was primarily due to higher earnings from mine operations as noted above.

Free cash flow from mine operationsNG of $62.8 million was recognized in the third quarter of 2026 compared to $44.6 million in the third quarter of 2025. The increase was due to higher cash provided by mine operations as noted above, partially offset by higher non-sustaining capital expendituresNG. Non-sustaining capital expendituresNG were related to mining fleet expansion and TSF buttress foundation construction.

During the third quarter of 2026, mining activities were carried out in phases 5, 6, 7 and North Borrow of the open pit. Total tonnes mined were 12.3 million tonnes in the third quarter of 2026 compared to 12.3 million tonnes in the third quarter of 2025.

Total process plant throughput in the third quarter of 2026 was 5.6 million tonnes, averaging 60,388 tonnes per calendar day compared to 5.3 million tonnes, averaging 57,541 tonnes per calendar day in the third quarter of 2025. During the third quarter of 2025, several operational issues led to lower throughput, including unplanned crusher downtime for rebuilds, stockpile conveyor bearing failure, and downtime in the rougher flotation banks. The higher mill throughput in the third quarter of 2026 was primarily driven by a combination of softer ore and increased reliability due to the additional planned maintenance work completed during the July 2026 extended shutdown, which allowed the mill to run at increased throughput levels.

Gold production was 44,070 ounces in the third quarter of 2026 compared to 32,539 ounces in the third quarter of 2025. The increase in gold production was primarily driven by higher head grade and throughput. During the third quarter of 2026, the average gold head grade and recovery were 0.43 g/t and 58.8%, respectively, compared to 0.34 g/t and 58.6% in the third quarter of 2025.

Copper production was 12.8 million pounds in the third quarter of 2026 compared to 13.4 million pounds in the third quarter of 2025. The decrease in copper production was primarily due to lower copper head grade and recovery, partially offset by increased throughput. During the third quarter of 2026, the average copper head grade and recovery were 0.15% and 73.7%, respectively, compared to 0.16% and 75.6% in the third quarter of 2025.

Gold production costs were $1,392 per ounce in the third quarter of 2026 compared to $1,540 per ounce in the third quarter of 2025. The decrease was primarily due to higher gold ounces sold, partially offset by higher mining, processing and administrative costs. Higher mining costs were due to pit dewatering activities, higher diesel fuel costs due to increased prices and consumption, and reverse circulation (“RC”) drilling activities to improve geological and mine plan confidence. Higher processing costs were due to additional SAG liner costs. Higher administrative costs were primarily due to increased camp operating costs.

Copper production costs were $2.68 per pound in the third quarter of 2026 compared to $2.11 per pound in the third quarter of 2025. The increase was primarily due to higher direct production costs.

All-in sustaining costs on a by-product basisNG were $985 per ounce in the third quarter of 2026 compared to $1,461 per ounce in the third quarter of 2025. The decrease was primarily due to lower production costs per ounce, and higher copper credits from higher realized copper prices, partially offset by higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in the third quarter of 2026 were primarily driven by differences in the timing of spending on the mining fleet and mill major overhauls compared to the third quarter of 2025.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Nine months ended September 30, 2026 compared to September 30, 2025

Earnings from mine operations of $264.2 million were recognized in 2026 compared to $128.2 million in 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and higher realized silver prices, partially offset by higher production costs.

Cash provided by mine operations of $349.0 million was recognized in 2026 compared to $160.7 million in 2025. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and a favourable working capital change, partially offset by higher production costs. The favourable working capital change in 2026 compared to 2025 was primarily related to the timing of sales and cash collection from shipments.

Free cash flow from mine operationsNG of $257.7 million was recognized in 2026 compared to $114.8 million in 2025. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher capital expendituresNG. Non-sustaining capital expendituresNG increased in 2026 compared to 2025 due to spending on mining fleet expansion and TSF buttress foundation construction.

During 2026, mining activities were carried out in phases 5, 6, 7 and North Borrow of the open pit. Total tonnes mined were 36.5 million tonnes in 2026 compared to 35.7 million tonnes mined in 2025. The increase in tonnage was attributable to the addition of incremental haulage capacity in 2026.

The process plant throughput was 15.9 million tonnes in 2026, averaging 58,237 tonnes per calendar day compared to 15.3 million tonnes in 2025, averaging 56,157 tonnes per calendar day. Higher throughput was driven by increased equipment reliability, resulting in fewer significant slowdown events.

Gold production was 111,817 ounces in 2026 compared to 103,477 ounces in 2025. The increase was primarily due to higher head grade and increased throughput, partially offset by lower recoveries. During 2026, the average gold grade was 0.37 g/t and recoveries were 60.3% compared to 0.35 g/t and 60.9%, respectively, in 2025.

Total copper production was 40.1 million pounds in 2026 compared to 37.4 million pounds in 2025. The increase was primarily due to higher head grade and throughput, partially offset by lower recovery. During 2026, the average copper head grade was 0.16% and recoveries were 74.2% compared to 0.15% and 76.7%, respectively, in 2025. Lower recovery was mainly due to complex mineralogy, specifically finer grain size in the feed, which reduced recovery earlier in the year.

Gold production costs were $1,474 per ounce in 2026 compared to $1,423 per ounce in 2025. The increase was primarily due to higher direct production costs, partially offset by higher gold ounces sold. Production costs increased primarily due to higher mining, milling and freight costs. Higher mining costs were driven by increased pit dewatering activities, higher diesel fuel costs due to higher prices and consumption, and RC drilling activities. Higher milling costs were attributable to the extended shutdown in July and higher cyclone rental costs. Freight costs increased due to higher concentrate volumes transported and higher freight rates.
Copper production costs were $2.49 per pound in 2026 compared to $2.13 per pound in 2025. The increase was primarily due to higher production costs and higher allocation of costs to copper production costs due to relative changes in the market price of gold and copper, partially offset by higher copper pounds sold.
All-in sustaining costs on a by-product basisNG were $1,103 per ounce in 2026 compared to $1,298 per ounce in 2025. The decrease was primarily due to higher copper credits from higher realized copper prices and copper pounds sold, partially offset by higher production costs per ounce and higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in 2026 were primarily driven by higher spending on mining and mill major overhauls compared to 2025.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
Öksüt Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Revenue	130.7	169.1	(23)%	455.7	329.7	38%
Production costs(1)	52.1	59.1	(12)%	164.5	120.7	36%
Depreciation, depletion, and amortization ("DDA")	15.7	19.8	(21)%	48.0	36.8	30%
Earnings from mine operations	62.9	90.2	(30)%	243.3	172.2	41%
Earnings from operations(2)	57.9	89.7	(35)%	236.6	170.3	39%
Cash provided by mine operations	68.3	139.4	(51)%	217.9	172.2	27%
Free cash flow from mine operations(3)	65.8	133.6	(51)%	208.7	147.1	42%
Additions to property, plant and equipment	2.2	8.0	(73)%	13.8	31.8	(57)%
Capital expenditures - total(3)	2.5	5.8	(57)%	9.2	25.1	(63)%
Sustaining capital expenditures(3)	2.5	5.8	(57)%	9.2	25.1	(63)%
Operating Highlights:
Tonnes mined (000s)	4,967	4,882	2%	12,774	12,654	1%
Tonnes ore mined (000s)	1,730	1,618	7%	3,603	3,863	(7)%
Ore mined - grade (g/t)	0.79	1.71	(54)%	1.06	1.20	(12)%
Ore crushed (000s)	1,500	1,457	3%	3,622	3,599	1%
Tonnes of ore stacked (000s)	1,499	1,476	2%	3,678	3,714	(1)%
Heap leach grade (g/t)	0.85	1.82	(53)%	1.08	1.22	(11)%
Heap leach contained ounces stacked	41,003	86,422	(53)%	128,058	145,552	(12)%
Gold produced (oz)	31,359	49,234	(36)%	102,340	100,986	1%
Gold sold (oz)	31,382	48,496	(35)%	102,336	100,608	2%
Average realized gold price ($/oz)(4)	4,165	3,487	19%	4,436	3,277	35%
Unit Costs:
Gold production costs ($/oz)	1,659	1,219	36%	1,607	1,199	34%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,893	1,473	29%	1,822	1,573	16%
Mining costs per tonne mined ($/tonne)(3)	3.52	3.16	11%	3.67	3.28	12%
Processing costs per tonne processed ($/tonne)(3)	6.26	6.22	1%	6.74	6.27	7%
Site G&A costs per tonne processed ($/tonne)(3)	8.18	7.39	11%	9.16	8.70	5%
On site costs per tonne processed ($/tonne)(3)	26.09	24.07	8%	28.67	26.13	10%
(1)Includes government royalties of $20.4 million and $68.9 million (includes a $4.6 million 2025 royalty cost adjustment) during three and nine months ended September 30, 2026 and $24.2 million and $39.7 million during three and nine months ended September 30, 2025, respectively.
(2)Includes exploration and evaluation costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of NI 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Third Quarter 2026 compared to Third Quarter 2025

Earnings from mine operations were $62.9 million in the third quarter of 2026 compared with $90.2 million in the third quarter of 2025. The decrease was primarily due to lower ounces of gold sold, partially offset by higher average realized gold prices and lower production costs and DDA mainly attributable to lower ounces of gold sold.

Cash provided by mine operations was $68.3 million in the third quarter of 2026, compared to $139.4 million in the third quarter of 2025. The decrease was primarily due to lower ounces of gold sold and higher cash taxes paid, partially offset by higher average realized gold prices.

Free cash flow from mine operationsNG was $65.8 million in the third quarter of 2026, compared to $133.6 million in the third quarter of 2025. The decrease in free cash flow from mine operationsNG was primarily due to a decrease in cash provided by mine operations as noted above, partially offset by lower sustaining capital expendituresNG.

Mining activities in the third quarter of 2026 were carried out in phase 5 and phase 6 of the Keltepe pit. Total tonnes mined were 5.0 million tonnes in the third quarter of 2026, compared to 4.9 million tonnes in the third quarter of 2025.

The Öksüt Mine stacked 1.5 million tonnes at an average grade of 0.85 g/t, containing 41,003 ounces of gold in the third quarter of 2026, compared to 1.5 million tonnes stacked at an average grade of 1.82 g/t, containing 86,422 ounces of gold in the third quarter of 2025. The decrease in heap leach grade was primarily due to lower mining grades in the third quarter of 2026 as a result of mining lower grade areas in phase 5 of the Keltepe pit.

Gold production in the third quarter of 2026 was 31,359 ounces compared to 49,234 ounces in the third quarter of 2025. The decrease in gold production was primarily driven by lower ounces stacked reflecting lower grade in the third quarter of 2026.

Gold production costs per ounce were $1,659 in the third quarter of 2026 compared to $1,219 in the third quarter of 2025. The increase was primarily due to fewer ounces of gold sold, higher royalty rates as a result of higher average realized gold prices and the net inflation impact in Türkiye between the periods, which increased labour and contractor costs.

All-in sustaining costs on a by-product basisNG in the third quarter of 2026 were $1,893 per ounce compared to $1,473 per ounce in the third quarter of 2025. The increase was primarily due to higher gold production costs, as noted above, partially offset by lower sustaining capital expendituresNG.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Nine months ended September 30, 2026 compared to September 30, 2025

Earnings from mine operations were $243.3 million in 2026 compared with $172.2 million in 2025. The increase was primarily due to higher average realized gold prices and higher ounces of gold sold, partially offset by higher production costs and DDA driven by higher weighted average inventory cost per ounce.

Cash provided by mine operations was $217.9 million in 2026 compared with $172.2 million in 2025. The increase in cash provided by mine operations was primarily due to higher average realized gold prices and higher ounces of gold sold, partially offset by higher cash taxes paid, higher production costs, a realized hedge loss and higher royalty payments.

Free cash flow from mine operationsNG was $208.7 million in 2026 compared with $147.1 million in 2025. The increase in free cash flow from mine operationsNG was primarily due to an increase in cash provided by mine operations as noted above and lower sustaining capital expendituresNG mainly driven by lower capitalized deferred stripping costs.

Mining activities in 2026 were carried out in phase 5 and phase 6 of the Keltepe pit. Total tonnes mined were 12.8 million tonnes in 2026, consistent with 12.7 million tonnes mined in 2025.

The Öksüt Mine stacked 3.7 million tonnes at an average grade of 1.08 g/t containing 128,058 ounces of gold in 2026, compared with 3.7 million tonnes stacked at an average grade of 1.22 g/t containing 145,552 ounces of gold in 2025. The decrease in heap leach grades was primarily the result of mining lower grade areas in phase 5 of the Keltepe pit.

Gold production was 102,340 ounces in 2026 compared to 100,986 ounces in 2025. The increase in gold production was primarily driven by enhanced operating practices and solution management.

Gold production costs were $1,607 per ounce in 2026 compared with $1,199 per ounce in 2025. The increase was primarily due to higher royalty costs, lower costs allocated to deferred stripping and higher production costs. Royalty costs increased by $29.2 million between the periods as a result of higher ounces of gold sold and higher royalty rates attributable to higher average realized gold prices. Higher production costs were mainly due to higher labour and contractor costs, driven by net inflation in Türkiye.

All-in sustaining costs on a by-product basisNG were $1,822 per ounce in 2026 compared with $1,573 per ounce in 2025. The increase was primarily due to higher gold production costs as noted above, partially offset by lower sustaining capital expendituresNG.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

US Moly

US Moly includes the Thompson Creek Mine in Idaho, a molybdenum mine, which is currently in the process of being restarted with expected first production mid-2027, and the Langeloth Facility in Pennsylvania.
US Moly Financial Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Total revenue	160.4	88.8	81%	384.8	254.0	51%
Production costs	143.6	86.9	65%	356.1	250.6	42%
Depreciation, depletion, and amortization ("DDA")	1.1	1.1	0%	3.4	3.4	0%
Earnings from mine operations	15.7	0.8	nm	25.3	—	nm
Other operating and non-operating expenses(2)(3)	0.6	1.0	(40)%	13.6	2.1	nm
Net earnings (loss)	15.1	—	nm	11.7	(1.8)	nm
Cash provided by (used in) operations	2.9	(13.6)	121%	(117.5)	(15.2)	nm
Free cash flow deficit from operations(1)	(53.5)	(51.2)	4%	(258.5)	(106.5)	(143)%
Additions to property, plant and equipment	76.1	36.5	108%	195.1	95.7	104%
Total capital expenditures(1)	82.4	31.7	160%	175.7	84.6	108%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Includes standby costs, net of insurance proceeds, of $6.5 million during the nine months ended September 30, 2026 at the Langeloth Facility due to the temporary suspension of roasting operations.
(3)Includes costs of $0.3 million and $3.9 million during the three and nine months ended September 30, 2026, respectively, related to the settlement of a legacy labour matter at the Langeloth Facility.
(4)“nm” represents a percentage change that is not meaningful.

Thompson Creek Mine

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Free cash flow deficit from operations(1)	(55.2)	(37.3)	(48)%	(138.9)	(90.6)	(53)%
Additions to property, plant and equipment	74.9	36.2	107%	193.0	94.8	104%
Total capital expenditures(1)	81.2	31.4	159%	173.6	83.7	107%
Operating Highlights:
Tons mined (000s)	12,062	8,265	46%	33,986	19,910	71%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Third Quarter 2026 compared to Third Quarter 2025

In the third quarter of 2026, Thompson Creek Mine moved 12.1 million tons compared to 8.3 million tons in the third quarter of 2025. In the third quarter of 2026, the mining rate achieved an average of 4.0 million tons per month and mining activities focused on stripping on the western side of the pit and the Union Gap area in the north. Mining rates remained relatively consistent between the second and third quarter of 2026. As tons increased over the course of 2026, cost per ton continued to decline and stabilize in 2026 compared to prior periods. In the third quarter of 2026, the Thompson Creek Mine was not significantly impacted by the rise in global fuel prices, supported by its diesel hedging program.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

The key milestones completed in the third quarter of 2026 included:

•Procurement: shipped most long-lead equipment packages that have now arrived at site;
•Installation: installed two-thirds of the flotation bank tanks and agitators, set the Jameson Cell quadrants and launder, and received the thickener on site, with remaining installation continuing;
•Refurbishment: progressed conveyor, motor and gearbox refurbishment and the crusher shaft rebuild to support restart readiness;
•Power: completed the E-house concrete piers and structural steel and six of seven mill motor cable pulls, with the variable frequency drives at the E-house fabrication shop and E-house shipment on track;
•Tailings: substantially completed the toe berm and the SRD HDPE pipeline installation, completed other dam remediation activities, and advanced sand distribution pipeline installation and jacking header refurbishment to approximately 80% complete; and
•Readiness: advanced pre-commissioning and operational readiness, including legacy system testing, training planning and operating procedures.

As of September 30, 2026, $337.3 million had been spent on the restart of the Thompson Creek Mine, with approximately 65% of physical infrastructure completed. The project remains on track for first production in mid-2027, consistent with the Thompson Creek feasibility study published in 2024. In the third quarter of 2026, the Company incurred non-sustaining capital expendituresNG of $81.2 million.

In the third quarter of 2026, additions to PP&E were $74.9 million compared to $36.2 million in the third quarter of 2025, and non-sustaining capital expendituresNG were $81.2 million in the third quarter of 2026 compared to $31.4 million in the third quarter of 2025. The difference between additions to PP&E and non-sustaining capital expendituresNG in the third quarter of 2026 primarily reflects movements in the asset retirement obligation and capitalized DDA. The increase in both categories was due to the higher capital spending on mill refurbishments, the tailings distribution system, and expenditures related to pre-stripping activities in the main open pit area and other general costs during the third quarter of 2026.

Free cash flow deficit from operationsNG of $55.2 million was recognized in the third quarter of 2026, compared to $37.3 million in the third quarter of 2025. The increase was due to higher capital expendituresNG as outlined above.
Nine months ended September 30, 2026 compared to September 30, 2025
In 2026, the Thompson Creek Mine moved 34.0 million tons compared to 19.9 million tons in 2025. The mining rate increased to an average of 3.8 million tons per month, compared to 2.2 million tons per month in 2025. The increase in total tons moved was primarily due to improved mining equipment availability and utilization, as well as the addition of a new shovel to the fleet in 2026.
Additions to PP&E were $193.0 million in 2026 compared to $94.8 million in 2025, and non-sustaining capital expendituresNG were $173.6 million in 2026 compared to $83.7 million in 2025. The difference between additions to PP&E and non-sustaining capital expendituresNG in 2026 primarily reflects movements in the asset retirement obligation, ROU assets and capitalized DDA. The increase in both categories was due to higher capital spending on mill refurbishments, the tailings distribution system, and expenditures related to pre-stripping activities in the main open pit area and other general costs in 2026.

Free cash flow deficit from operationsNG of $138.9 million was recorded in 2026 compared to $90.6 million in 2025. The increase was due to higher additions to PP&E, as outlined above.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Langeloth Facility

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Total revenue	160.4	88.8	81%	384.8	254.0	51%
Production costs	143.6	86.9	65%	356.1	250.6	42%
Depreciation, depletion, and amortization ("DDA")	1.1	1.1	0%	3.4	3.4	0%
Earnings (loss) from mine operations	15.7	0.8	nm	25.3	—	nm
Other operating and non-operating expenses	0.6	0.8	(25)%	13.6	2.1	548%
Net earnings (loss)	15.1	—	nm	11.7	(1.8)	nm
Adjusted EBITDA(1)	16.5	1.1	nm	18.9	1.4	nm
Cash provided by (used in) operations(1)	2.9	(13.6)	nm	(117.5)	(15.2)	nm
Free cash flow (deficit) from operations(1)	1.7	(13.9)	nm	(119.6)	(16.1)	nm
Additions to property, plant and equipment	1.2	0.3	nm	2.1	0.9	133%
Total capital expenditures(1)	1.2	0.3	nm	2.1	0.9	133%
Operating Highlights:
Mo purchased (000's lbs)	3,843	5,092	(25)%	14,043	12,437	13%
Mo roasted (000’s lbs)	2,784	4,428	(37)%	7,744	10,627	(27)%
Mo sold (000’s lbs)	4,645	3,121	49%	12,113	10,441	16%
Mo inventory (000’s lbs) at period end	6,884	4,592	50%	6,884	4,592	50%
Average market molybdenum price ($/lb)	32.98	24.37	35%	29.48	21.87	35%
Average realized molybdenum price ($/lb)	33.43	24.42	37%	30.53	22.41	36%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)“nm” represents a percentage change that is not meaningful.

Third Quarter 2026 compared to Third Quarter 2025

The Langeloth Facility roasted 2.8 million pounds and sold 4.6 million pounds of molybdenum in the third quarter of 2026, compared to 4.4 million pounds roasted and 3.1 million pounds sold in the third quarter of 2025. The increase in molybdenum sold was in line with plans to progressively increase volumes. The decrease in molybdenum roasted in the third quarter of 2026, compared to the third quarter of 2025, was primarily due to the timing of concentrate purchases between the periods as well as a higher proportion of molybdenum products purchased that do not require roasting in order to produce end products required for certain customer orders.

Net earnings were $15.1 million in the third quarter of 2026 compared to nil in the third quarter of 2025. The increase was primarily due to higher pounds of molybdenum sold and a higher margin on the sale of molybdenum products, resulting from higher market prices and a relatively lower weighted average cost per pound of inventory sold. The lower weighted average cost per pound reflects inventory accumulated at lower market prices in prior periods.

Adjusted EBITDANG of $16.5 million was recognized in the third quarter of 2026 compared to $1.1 million in the third quarter of 2025. The increase was primarily due to the higher margin on the sale of molybdenum products and higher pounds sold, as discussed above.

Cash provided by operations was $2.9 million in the third quarter of 2026 compared to cash used in operations of $13.6 million in the third quarter of 2025, even after accounting for costs of $0.3 million related to the settlement of a legacy labour matter. The increase was primarily due to the higher margin on the sale of molybdenum products as discussed above.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Free cash flow from operationsNG was $1.7 million in the third quarter of 2026 compared to a free cash flow deficit from operationsNG of $13.9 million in the third quarter of 2025. The increase was primarily due to higher cash provided by operations, discussed above.
Nine months ended September 30, 2026 compared to September 30, 2025
The Langeloth Facility roasted 7.7 million pounds and sold 12.1 million pounds of molybdenum in 2026 compared to 10.6 million pounds roasted and 10.4 million pounds sold in 2025. The increase in molybdenum sold was in line with plans to progressively increase volumes. Molybdenum roasted was lower mainly due to the temporary suspension of operations following the January 29, 2026 incident. The suspension of roasting operations limited the Company’s ability to convert molybdenum concentrate into molybdenum products. While the Langeloth Facility continued to sell finished molybdenum products during the period, the suspension of roasting operations constrained overall production capacity.

Net earnings were $11.7 million in 2026 compared to a net loss of $1.8 million in 2025. The increase in net earnings was primarily due to a higher margin on the sale of molybdenum products, resulting from higher market prices and a relatively lower weighted average cost per pound of inventory sold. The lower weighted average cost per pound reflects inventory accumulated at lower market prices in prior periods. This was partially offset by $6.5 million of standby costs, net of insurance proceeds, during the temporary suspension of roasting operations and cost of $3.9 million to settle a legacy labour matter.

Adjusted EBITDANG of $18.9 million was recognized in 2026 compared to $1.4 million in 2025. The increase was primarily due to the higher margin on the sale of molybdenum products and higher by-product sales.

Cash used in operations was $117.5 million in 2026 compared to $15.2 million in 2025. The increase was primarily due to an unfavourable working capital movement, reflecting an inventory build-up needed to sustain current operations and current sales levels and a higher unit cost of inventory, as molybdenum prices increased from $21.87 per pound as at September 30, 2025 to $29.48 per pound as at September 30, 2026. A $5 per pound change in molybdenum price has an approximate $25 million impact on working capital invested. At September 30, 2026, there were 6.9 million (December 31, 2025 - 5.4 million) pounds of molybdenum included in inventory.

Free cash flow deficit from operationsNG was $119.6 million in 2026 compared to $16.1 million in 2025. The increase was primarily due to higher cash used in operations, as outlined above.

Goldfield Project

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change

Cash used in operations	(0.5)	(2.0)	77%	(5.6)	(3.6)	(58)%
Free cash flow deficit from operations(1)	(21.9)	(2.0)	nm	(44.5)	(3.6)	nm
Additions to property, plant and equipment	30.5	—	100%	49.2	—	100%
Total capital expenditures(1)	29.9	—	100%	48.6	—	100%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)“nm” represents a percentage change that is not meaningful.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Third Quarter 2026 compared to Third Quarter 2025

In the third quarter of 2026, additions to PP&E and non-sustaining capital expendituresNG were $30.5 million and $29.9 million, respectively, compared to nil in the third quarter of 2025. The increase reflects the start of capital works at the Goldfield Project, primarily related to advancing detailed engineering work, long-lead procurement activities, and initial earthworks related to the storm water diversion channels, overburden stockpiling and excavating in borrow sources. Contractors continue to be mobilized for early works construction with further construction and site-preparation to occur in the remainder of 2026.

Cash used in operations was $0.5 million in the third quarter of 2026 compared to $2.0 million in the third quarter of 2025. The decrease was primarily due to lower pre-development and exploration costs as the project shifted to construction and site-preparation in 2026.

Free cash flow deficit from operationsNG was $21.9 million in the third quarter of 2026 compared to $2.0 million in the third quarter of 2025. The increase was primarily due to higher non-sustaining capital expendituresNG, as discussed above.

Nine months ended September 30, 2026 compared to September 30, 2025

In 2026, additions to PP&E and non-sustaining capital expendituresNG were $49.2 million and $48.6 million, respectively, compared to nil in 2025. The increase reflects the start of capital works at the Goldfield Project. The 2026 capital expenditures program primarily relates to advancing detailed engineering work, long-lead procurement activities, and initial earthworks related to the storm water diversion channels, overburden stockpiling and excavating in borrow sources.

Cash used in operations was $5.6 million in 2026 compared to $3.6 million in 2025. The increase was primarily due to higher pre-development costs related to engineering works ahead of the start of construction in 2026 as well as higher exploration costs.

Free cash flow deficit from operationsNG was $44.5 million in 2026 compared to $3.6 million in 2025. The increase was primarily due to higher non-sustaining capital expendituresNG, as discussed above.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Exploration

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping, and geophysical surveying across the Company’s projects and earn‑in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States. Work was primarily concentrated at the Mount Milligan Mine and the Kemess Project in British Columbia, the Goldfield Project in Nevada, the Öksüt Mine in Türkiye, and early‑stage greenfield projects in Canada, USA and Türkiye. Project evaluation expenditures during the quarter were mainly directed toward the Goldfield Project in Nevada and the Kemess Project in British Columbia.

Mount Milligan:
At the Mount Milligan Mine, the 2026 drilling program continued, with a total of 31,822 metres completed across 100 diamond drill holes. The program is focused on infill drilling within the current ultimate open-pit boundary, while also continuing to evaluate targets with potential for shallower porphyry-style gold-copper mineralization and high-grade gold, low-copper mineralization peripheral to the existing pits.

Partial and complete assay results received to date continue to confirm gold-copper mineralization within the pit area, including significant intercepts from the northern zones (Oliver and EMBX) and along the western margins of the current ultimate pit (Goldmark and Saddle West).

Öksüt Mine:

As part of the Life of Mine Optimization Study, an infill drilling program was designed to evaluate potential mineralization extensions within pit shells optimized at a higher gold price assumption. The program comprises approximately 22,700 metres of planned drilling across 67 drill hole locations. To date, 49 drill holes totaling 16,254 metres have been completed. The program is ongoing with six drill rigs currently operating and additional drill holes in progress. In parallel, a detailed geological review has identified several priority targets that will be tested following completion of the infill drilling phase.

Goldfield:

During the third quarter of 2026, exploration activities at the Goldfield Project focused on planning for the fourth quarter drilling program across several priority targets and advancing permitting efforts. Additional short-wave infrared sampling and alteration characterization of surface samples and drill core were also conducted to support target refinement and geological interpretation.

Kemess Project:

At the Kemess Project, for the nine months ended September 30, 2026, a total of 13,317 metres from 55 drill holes were completed. The drilling campaign forms part of an integrated infill and exploration program focused on upgrading resource classifications within the proposed Kemess Main open-pit area.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2026			2025				2024
Quarterly data unaudited	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	500	443	485	402	395	288	299	302
Net earnings (loss)	89	72	79	193	292	69	30	(52)
Basic earnings (loss) per share	0.46	0.37	0.40	0.96	1.44	0.33	0.15	(0.25)
Adjusted net earnings per share - basicNG	0.37	0.40	0.44	0.41	0.33	0.26	0.13	0.17
Diluted net earnings (loss) per share	0.45	0.35	0.39	0.95	1.43	0.32	0.13	(0.25)
Adjusted net earnings per share - dilutedNG	0.37	0.39	0.44	0.41	0.32	0.25	0.12	0.17

Revenue has increased since the fourth quarter of 2024 primarily due to higher average realized gold, copper and molybdenum prices, higher molybdenum sold, and higher copper sold at the Mount Milligan Mine.

Net earnings (loss) have fluctuated since the fourth quarter of 2024 due to a variety of factors ranging from impairment losses (reversals) to reclamation expense (recovery) and unrealized losses and gains on financial instruments. Net earnings in the third quarter of 2026 benefited from higher gold, copper and molybdenum prices, higher molybdenum pounds sold, and lower income tax expense, partially offset by higher production costs and lower ounces of gold sold.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2025.

Accounting Policies and Changes

The accounting policies applied in the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2026 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2025.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the three and nine months ended September 30, 2026, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures, and internal control over

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended September 30, 2026, 520 and 593 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of copper pounds against the average market copper price.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
•Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and the amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	112.0	108.5	59.9	49.4	52.1	59.1
Production costs attributable to copper	35.3	28.0	35.3	28.0	—	—
Total production costs excluding US Moly segment, as reported	147.3	136.5	95.2	77.4	52.1	59.1
Adjust for:
Third party smelting, refining and transport costs	2.7	2.7	2.5	2.5	0.2	0.2
By-product and co-product credits	(80.8)	(54.5)	(80.8)	(54.5)	—	—
Adjusted production costs	69.2	84.7	16.9	25.4	52.3	59.3
Corporate general administrative and other costs	9.4	7.0	—	—	—	0.4
Share-based compensation costs	20.8	8.1	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.3	5.9	0.5	0.6	3.8	5.3
Sustaining capital expenditures	24.9	25.4	22.4	19.6	2.5	5.8
Sustaining lease payments	3.4	2.0	2.6	1.4	0.8	0.6
All-in sustaining costs on a by-product basis	132.0	133.1	42.4	47.0	59.4	71.4
Ounces sold (000s)	74.4	80.6	43.0	32.1	31.4	48.5
Pounds sold (millions)	13.2	13.2	13.2	13.2	—	—
Gold production costs ($/oz)	1,505	1,346	1,392	1,540	1,659	1,219
All-in sustaining costs on a by-product basis ($/oz)	1,775	1,652	985	1,461	1,893	1,473
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,205	1,833	1,728	1,916	1,893	1,473
Copper production costs ($/pound)	2.68	2.11	2.68	2.11	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.32	2.63	3.32	2.63	n/a	n/a

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	337.2	266.5	172.7	145.8	164.5	120.7
Production costs attributable to copper	103.0	80.0	103.0	80.0	—	—
Total production costs excluding US Moly segment, as reported	440.2	346.5	275.7	225.8	164.5	120.7
Adjust for:
Third party smelting, refining and transport costs	8.7	7.8	7.7	7.2	1.0	0.6
By-product and co-product credits	(231.6)	(149.7)	(229.9)	(149.7)	(1.7)	—
Adjusted production costs	217.3	204.6	53.5	83.3	163.8	121.3
Corporate general administrative and other costs	30.1	24.2	—	—	0.2	0.7
Share-based compensation costs	33.6	10.9	—	—	—	—
Reclamation and remediation - accretion (operating sites)	12.6	11.9	1.6	2.2	11.0	9.7
Sustaining capital expenditures	76.2	68.6	66.6	43.5	9.2	25.1
Sustaining lease payments	9.7	5.5	7.5	4.0	2.2	1.5
All-in sustaining costs on a by-product basis	379.5	325.7	129.2	133.0	186.4	158.3
Ounces sold (000s)	219.4	203.1	117.1	102.5	102.3	100.6
Pounds sold (millions)	41.4	37.5	41.4	37.5	—	—
Gold production costs ($/oz)	1,536	1,312	1,474	1,423	1,607	1,199
All-in sustaining costs on a by-product basis ($/oz)	1,729	1,604	1,103	1,298	1,822	1,573
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,119	1,816	1,833	1,719	1,822	1,573
Copper production costs ($/pound)	2.49	2.13	2.49	2.13	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.08	2.57	3.08	2.57	n/a	n/a

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$88.7	$292.2	$240.2	$391.2
Adjust for items not associated with ongoing operations (net of tax):
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	2.6	(27.4)	25.8	(13.9)
Costs associated with the resolution of legal matter	0.3	—	3.9	—
Other deferred income tax adjustments(1)	(10.2)	14.0	4.3	1.8
Loss (gain) on equity investments and other losses	0.1	(2.2)	(3.1)	(1.9)
Reclamation recovery at the Endako and Kemess Projects	(7.2)	(0.3)	(4.7)	(3.2)
Other (gain) loss(2)	(2.8)	(0.1)	(9.2)	2.8
Unrealized loss (gain) on sale of Greenstone Partnership	0.3	(16.3)	(17.9)	(37.9)
Goldfield Impairment reversal	—	(193.5)	—	(193.5)
Adjusted net earnings	$71.8	$66.4	$239.3	$145.4

Net earnings per share - basic	$0.46	$1.44	$1.22	$1.90
Net earnings per share - diluted	$0.45	$1.43	$1.21	$1.87
Adjusted net earnings per share - basic	$0.37	$0.33	$1.21	$0.70
Adjusted net earnings per share - diluted	$0.37	$0.32	$1.20	$0.70
(1)Income tax adjustments primarily reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine as well as the impact of tax optimization initiatives which are expected to reduce future income taxes payable at the Mount Milligan Mine.
(2)Relates primarily to the effect of movement in foreign currency exchange rates on the Öksüt royalty liability and the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA is a non-GAAP performance measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$88.7	$292.2	$240.2	$391.2
Adjustments (net of tax):
Income tax expense (recovery)	15.3	59.6	122.7	82.2
Depreciation, depletion and amortization	34.3	36.1	103.1	87.8
Interest income	(2.8)	(5.3)	(11.0)	(16.3)
Finance costs	8.8	3.0	18.7	10.9
Goldfield Impairment reversal	—	(193.5)	—	(193.5)
Unrealized loss (gain) on sale of Greenstone Partnership	0.3	(16.3)	(17.9)	(37.9)
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	2.6	(27.4)	25.8	(13.9)
Reclamation recovery at the Endako and Kemess Projects	(7.2)	(0.3)	(4.7)	(3.2)
Loss (gain) on equity investments and other losses	0.1	(2.2)	(3.1)	(1.9)
Costs associated with the resolution of legal matter	0.3	—	3.9	—
Other (gain) loss (1)	(2.8)	(0.1)	(9.2)	2.8
Adjusted EBITDA	$137.6	$145.8	$468.5	$308.2
(1) Relates primarily to the effect of movement in foreign currency exchange rates on the Öksüt royalty liability and the reclamation provision at the Endako Mine and the Kemess Project.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings (loss)	$15.1	$—	$11.7	$(1.8)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	1.1	3.4	3.4
Interest Income	(0.1)	—	(0.3)	(0.3)
Finance costs	0.1	—	0.2	0.1
Other(1)	0.3	—	3.9	—
Adjusted EBITDA	$16.5	$1.1	$18.9	$1.4
(1) Includes the costs to settle a legacy labour matter of $0.3 million and $3.9 million during the three and nine months ended September 30, 2026.
Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$143.1	$161.7	$106.8	$64.1	$68.3	$139.4	$2.9	$(13.6)	$(0.5)	$(2.0)	$(34.4)	$(26.2)
Deduct:
Property, plant & equipment additions(1)	(126.0)	(63.0)	(44.0)	(19.5)	(2.5)	(5.8)	(56.4)	(37.6)	(21.4)	—	(1.7)	(0.1)
Free cash flow (deficit)	$17.1	$98.7	$62.8	$44.6	$65.8	$133.6	$(53.5)	$(51.2)	$(21.9)	$(2.0)	$(36.1)	$(26.3)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$329.4	$245.6	$349.0	$160.7	$217.9	$172.2	$(117.5)	$(15.2)	$(5.6)	$(3.6)	$(114.4)	$(68.6)
Deduct:
Property, plant & equipment additions(1)	(286.2)	(162.5)	(91.3)	(45.9)	(9.2)	(25.1)	(141.0)	(91.3)	(38.9)	—	(5.9)	(0.2)
Free cash flow (deficit)	$43.2	$83.1	$257.7	$114.8	$208.7	$147.1	$(258.5)	$(106.5)	$(44.5)	$(3.6)	$(120.2)	$(68.8)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$139.3	$56.7	$28.5	$11.9	$2.2	$8.0	$76.1	$36.5	$30.5	$—	$2.0	$0.4
Adjust for:
Costs capitalized to the ARO assets	18.9	5.5	4.4	8.4	1.0	(1.8)	13.4	(1.2)	0.1	—	—	—
Costs capitalized to the ROU assets	(0.7)	(0.6)	—	—	(0.7)	(0.5)	—	—	—	—	—	(0.1)
Costs relating to capitalized DDA	(5.4)	(2.8)	—	—	—	—	(5.4)	(2.8)	—	—	—	—
Other(2)	(1.2)	(0.5)	0.8	—	—	0.1	(1.7)	(0.8)	(0.7)	—	0.4	0.2
Capital expenditures	$150.9	$58.3	$33.7	$20.3	$2.5	$5.8	$82.4	$31.7	$29.9	$—	$2.4	$0.5
Sustaining capital expenditures	26.1	25.7	22.4	19.6	2.5	5.8	1.2	0.3	—	—	—	—
Non-sustaining capital expenditures	124.8	32.6	11.3	0.7	—	—	81.2	31.4	29.9	—	2.4	0.5
(1)As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$374.4	$180.4	$109.9	$52.2	$13.8	$31.8	$195.1	$95.7	$49.2	$—	$6.4	$0.7
Adjust for:
Costs capitalized to the ARO assets	18.3	(8.7)	5.4	(1.9)	(2.1)	(5.1)	14.9	(1.6)	0.1	—	—	(0.1)
Costs capitalized to the ROU assets	(33.8)	(2.9)	(15.4)	(0.9)	(2.5)	(1.7)	(15.9)	—	—	—	—	(0.3)
Costs relating to capitalized DDA	(14.4)	(7.3)	—	—	—	—	(14.4)	(7.3)	—	—	—	—
Other(2)	(4.0)	(2.4)	0.3	(0.5)	—	0.1	(4.0)	(2.2)	(0.7)	—	0.4	0.2
Capital expenditures	$340.5	$159.1	$100.2	$48.9	$9.2	$25.1	$175.7	$84.6	$48.6	$—	$6.8	$0.5
Sustaining capital expenditures	77.9	69.5	66.6	43.5	9.2	25.1	2.1	0.9	—	—	—	—
Non-sustaining capital expenditures	262.6	89.6	33.6	5.4	—	—	173.6	83.7	48.6	—	6.8	0.5
(1)As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,				Nine months ended September 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2026	2025	2026	2025	2026	2025	2026	2025
Mining costs	$37.6	$32.6	$17.5	$15.5	$112.2	$95.6	$47.0	$41.5
Allocation of mining costs(1)	(5.0)	(4.5)	—	(0.9)	(13.6)	(13.2)	(1.7)	(12.0)
Milling costs	39.6	34.0	9.4	9.2	105.4	95.1	24.8	23.3
Site G&A costs	15.9	13.8	12.2	10.9	46.5	40.7	33.6	32.3
Change in inventory, royalties and other	7.0	1.5	13.0	24.4	25.2	7.6	60.8	35.6
Production costs	$95.1	$77.4	$52.1	$59.1	$275.7	$225.8	$164.5	$120.7
Ore and waste tonnes mined (000's tonnes)	12,323	12,256	4,967	4,882	36,485	35,723	12,774	12,654
Ore processed (000's tonnes)	5,556	5,294	1,499	1,476	15,899	15,331	3,678	3,714
Mining costs per tonne mined ($/tonne)	3.05	2.66	3.52	3.16	3.08	2.67	3.67	3.28
Processing costs per tonne processed ($/tonne)	7.13	6.41	6.26	6.22	6.63	6.20	6.74	6.27
Site G&A costs per tonne processed ($/tonne)	2.86	2.59	8.18	7.39	2.92	2.65	9.16	8.70
On site costs per tonne processed ($/tonne)	16.76	15.16	26.09	24.07	16.61	15.09	28.67	26.13
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

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Qualified Person & QA/QC

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource, has reviewed and approved the scientific and technical information contained in this news release. Mr. Adofo is a “qualified person” within the meaning of the Canadian Securities Administrators’ NI 43-101 Standards of Disclosure for Mineral Projects.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated October 17, 2025 (with an effective date of June 30, 2025), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Thompson Creek Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 27, 2024 (with an effective date of September 1, 2024), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of mineralization at the Thompson Creek Mine deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production (including planned mining zones), sales, costs, capital expenditures, grades and recoveries, reclamation costs, recoveries, depreciation, depletion and amortization, taxes and royalty payments and life of mine, engineering and permitting costs; exploration programs and targets gold, copper (including expected credits) and molybdenum prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) , the timing, methods and quantity of any purchases of Shares under the NCIB and an intention to renew the NCIB; the nature and timing of construction, permitting and first production of Goldfield; the timing

OVERVIEW & QUARTERLY RESULTS	OUTLOOK & GUIDANCE	LIQUIDITY & FINANCIAL PERFORMANCE	OPERATIONS, DEVELOPMENT & EXPLORATION	NON-GAAP & OTHER INFORMATION
and results of the Kemess Pre-Feasibility Study; the results and timing of the Life of Mine Optimization Study at Öksüt; the nature and timing and capital required for the restart of Thompson Creek; royalty and tax rates in Türkiye; working capital levels and costs at Langeloth; financial hedges; share based compensation expenses; the timing of additional contingent payments from Equinox Gold; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; risks related to geopolitical instability, including ongoing conflicts in the Middle East and elsewhere, which may adversely affect global economic conditions, commodity prices, energy costs, supply chains and transportation routes; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding or potential litigation, tax audits, examinations and other administrative or regulatory proceedings affecting the Company; the risk of claims, investigations or regulatory proceedings, particularly at the Langeloth Metallurgical Facility, arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption and regulatory enforcement actions, orders, penalties, remediation obligations or operational restrictions, as well as the ability to obtain any necessary regulatory approvals, agreements or accommodations to maintain operations pending the completion of required repairs or corrective measures; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; risks relating to permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities, the Royal Gold Streaming Agreement and the Additional Royal Gold Agreement which may, among other things, restrict the Company from pursuing certain business activities, including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments and equity investment portfolio; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where

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applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events; lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns, including the risk of further breakdowns; the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.